UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

ANNUAL CORPORATE GOVERNANCE REPORT

LISTED COMPANIES

DATA IDENTIFYING ISSUER

END OF BUSINESS YEAR:  31/DEC/2010

TAX ID NO.:  A-48265169

Registered offices:  BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

ANNUAL CORPORATE GOVERNANCE REPORT FOR
LISTED COMPANIES

For a better understanding of this specimen report and completion hereof, it is necessary to read the instructions on how to complete it included at the end of this report.

A OWNERSHIP STRUCTURE OF THE COMPANY

A.1. Complete the following table about the share capital of the Company:

Date of last change Share capital ( € ) Number of shares  Number of voting rights
29/11/2010      2,200,545,059.65     4,490,908,285 4,490,908,285

 State whether there are different classes of shares with different rights attaching thereto:

No

A.2. Breakdown of direct and indirect holders of significant shareholdings in the Company as of the end of the fiscal year, excluding directors:

Individual or corporate    Number of direct   Number of indirect  % of total
name of shareholder          voting rights    voting rights (*)  Voting Rights
MANUEL JOVE CAPELLAN               0         227,553,840        5.067

Name of indirect owner  Trough: Name of direct  Number of indirec  % of total of
shareholder          owner of holding      voting rights (*)  Voting Rights
MANUEL JOVE CAPELLAN INVERAVANTE INVERSIONES UNIVERSALES, S.L.
                       227,553,840       5.067

Indicate the most significant changes in the shareholding structure that have occurred during the fiscal year:

A.3. Complete the following tables about members of the Board of Directors of the Company who have voting rights attaching to shares of the Company:

Individual or corporate name    Number of direct Number of indirect % of total
of director                     voting rights  voting rights (*) voting rights
FRANCISCO GONZALEZ RODRIGUEZ       391,877   1,925,991     0.052
ANGEL CANO FERNANDEZ               332,584           0     0.007
CARLOS LORING MARTINEZ DE IRUJO        47,736           0     0.001
ENRIQUE MEDINA FERNANDEZ        39,991       1,505     0.001
IGNACIO FERRERO JORDI                 3,616      64,999     0.002
JOSE ANTONIO FERNANDEZ RIVERO        60,967           0     0.001
JOSE MALDONADO RAMOS                73,264           0     0.002
JUAN CARLOS ALVAREZ MEZQUIRIZ       170,927           0     0.004
RAFAEL BERMEJO BLANCO                35,000           0     0.001
RAMON BUSTAMANTE Y DE LA MORA        12,362       2,439         0.000
SUSANA RODRIGUEZ VIDARTE        20,801       2,958     0.001
TOMAS ALFARO DRAKE                11,435           0     0.000

% of total voting rights held by the Board of Directors             0.071

Complete the following tables about members of the Company’s Board of Directors who hold rights to shares of the Company:

Name of director (person or    No. direct No. indirect No.equivalent % of total
company)                    option rights option rights  shares  voting rights
FRANCISCO GONZALEZ RODRIGUEZ 1,248,000 0 1,248,000 0.028
FRANCISCO GONZALEZ RODRIGUEZ   320,000 0         0 0.007
ANGEL CANO FERNANDEZ           221,707 0         0 0.005
JOSE MALDONADO RAMOS            29,024 0         0 0.001

A.4. Describe, if applicable, the family, commercial, contractual or corporate relationships between significant shareholders, to the extent known to the
Company, unless they are immaterial or result from the ordinary course of business:

A.5. Describe, if applicable, the commercial, contractual or corporate relationships between significant shareholders and the Company and/or its group, unless they are immaterial or result from the ordinary course of business:

A.6. Indicate whether any paracorporate (shareholders’) agreements affecting the
Company pursuant to the provisions of Section 112 of the Securities Exchange Act have been reported to the Company. If so, briefly describe them and list the shareholders bound by the agreement:

No

Indicate whether the Company is aware of the existence of concerted actions among its shareholders. If so, briefly describe them:

No

Expressly indicate whether any of such agreements, arrangements or concerted actions have been modified or terminated during the fiscal year.

A.7. Indicate whether there is any individual or legal entity that exercises or may exercise control over the Company pursuant to Section 4 of the Securities
Market Law. If so, identify it:

NO

A.8. Complete the following tables about the Company’s treasury stock:

At year-end:

Number of direct shares Number of indirect shares (*) Total % of share capital
             2,838,798            55,208,169             1.293

(*) Through:

Name of direct shareholder (person or orgasination) Number of direct shares
CORPORACION GENERAL FINANCIERA, S.A.                    55,207,640
BANCO BILBAO VIZCAYA ARGENTARIA, S.A                     2,838,798
CONTINENTAL BOLSA SAB                                           529

Total:                                                    58,046,967

List significant changes occurring during the year, pursuant to royal decree
1362/2007:

Date reported  Total number of direct  Total number of indirect Total % of
                       shares acquired    shares acquired   the share capital
19/JAN/2010           8,485,317             5,860,016   0.382
2/FEB/2010          13,572,728            22,523,946   0.963
15/FEB/2010          15,712,689            36,424,187   1.391
26/MAR/2010              16,840,865                33,442,265   1.341
14/APR/2010           3,945,020            25,508,024   0.786
3/MAY/2010           7,660,659            40,041,144   1,272
13/MAY/2010             554,226            47,756,136   1.289
24/MAY/2010          12,756,082            60,253,803   1.948
9/JUN/2010           7,507,309            77,465,414   2.267
24/JUN/2010          13,995,069            59,328,685   1.956
19/JUL/2010           5,432,127            41,732,811   1.258
10/AUG/2010           4,069,259            30,402,026   0.920
17/SEP/2010           8,626,377            32,046,160   1.085
30/SEP/2010          10,582,451            24,305,513   0.930
14/OCT/2010           9,317,317            25,857,293   0.939
1/NOV/2010                   0            46,871,801   1.251
25/NOV/2010           8,824,441            54,588,550   1.691
14/DEC/2010           3,623,873            66,900,735   1.571
24/DEC/2010          12,577,800            51,564,789   1,428

Gain/(Loss) on the Company’s own shares disposed of during the period (thousands of euros) -105,665

A.9. Detail the terms and conditions of the current AGM authorisation to the board of directors to buy and/or transfer treasury stock.

The following is a transcription of the resolution adopted by the Annual General
Meeting of Banco Bilbao Vizcaya Argentaria, S.A. shareholders, 12th March 2010, under agenda item seven:

“1.-  Repealing the part not availed from the resolution adopted at the Annual
General Meeting, 13th March 2009, under its agenda item seven, to authorise the
Bank, directly or via any of its subsidiaries, for a maximum of five years as of the date of this present AGM, to purchase Banco Bilbao Vizcaya Argentaria, S.A.
shares at any time and on as many occasions as it deems appropriate, by any means permitted by law. The purchase may be charged to the year’s earnings and/or to unrestricted reserves and the shares may be sold or redeemed at a later date. All this shall comply with article 75 and others of the Companies
Act.

2.- To approve the limits or requirements of these acquisitions, which shall be as follows:

- The nominal value of the shares acquired, added to those that the Bank and its subsidiaries already own, may at no time exceed ten per cent (10%) of  the subscribed  Banco Bilbao Vizcaya Argentaria, S.A. share capital, or, where applicable, the maximum amount authorised under prevailing legislation at any time. In all cases, such acquisition will respect the limits on treasury stock established by the regulatory authorities on the markets where Banco Bilbao
Vizcaya Argentaria, S.A. shares are listed for trading.
-  A restricted reserve be charged  to the Bank's net total assets on the balance sheet equivalent to the sum of treasury stock booked under Assets This reserve must be maintained until the shares are sold or redeemed.

-  The shares purchased must be fully paid up.

-  The purchase price will not be below the nominal price nor more than  20%
above the listed price or any other price associated to the stock on the date of purchase. Operations to purchase treasury stock will comply with securities markets’ standards and customs.
3.-  Express authorisation is given to earmark all or some of the shares purchased by the Bank or any of its subsidiaries hereunder for Company workers, employees or directors when they have an acknowledged right, either directly or as a result of exercising the option rights they hold, as established in the final paragraph of article 75, section 1 of the Companies Act.
4.- Reduce share capital in order to redeem such treasury stock as the Bank may hold on its Balance Sheet, charging this to profits or unrestricted reserves and to the amount which is appropriate or necessary at any time, up to the maximum value of the treasury stock held at any time.
5.- Authorise the board, in compliance with article 30c) of the corporate bylaws, to implement the above resolution to reduce share capital, on one or several occasions and  within the maximum period of five years from the date of this AGM, undertaking such procedures, processes and authorisations as necessary or as required by the Companies Act and other applicable provisions.
Specifically, the Board is delegated powers, within the deadlines and limits established for the aforementioned implementation, to establish the date(s) of each capital reduction, its timeliness and appropriateness, taking into account market conditions, listed price, the Bank’s economic and financial position, its cash position, reserves and business performance and any other factor relevant to the decision. It may specify the amount of the capital reduction; determine where to credit said amount, either to a restricted reserve or to freely available reserves, where relevant, providing the necessary guarantees and complying with legally established requirements amend article 5 of the company bylaws to reflect the new figure for share capital; request de-listing of the redeemed stock and, in general, adopt such resolutions as necessary regarding this redemption and the consequent capital reduction, designating the people able to formalise these actions.´

A.10. Indicate, where applicable, any legal or bylaw restriction on the exercise of voting rights, and legal restriction on the acquisition and/or transfer of shares in the company’s capital. Indicate whether there are any legal restrictions on the exercise of voting rights:
NO

Maximum percentage of voting rights that a shareholder may exercise due to legal restrictions 0

Indicate whether there are by-law restrictions on the exercise of voting rights:

NO

Maximum percentage of voting rights that a shareholder may exercise due to by-law restrictions 0

Indicate whether there are legal restrictions against the acquisition or transfer of interests in the share capital:

YES
Description of the legal restrictions on the acquisition or transfer of shares in the company’s capital:

Compliant with the provisions of articles 56 and following in Act 26/1988, 9th
July, on discipline and oversight in financial institutions, amended by Act
5/2009, 29th June, which establishes that any individual or corporation, acting alone or in concert with others, intending to directly or indirectly acquire a significant holding in a Spanish financial institution  (as defined in article
56 of the aforementioned Act 26/1998) or to directly or indirectly increase their holding in one in such a way that either the percentage of voting rights or of capital owned were equal to or more than 20, 30 or 50%, or by virtue of the acquisition, might take control over the financial institution, must first notify the Bank of Spain.  The Bank of Spain will have 60 working days after the date on which the notification was received, to evaluate the transaction and, where applicable, challenge the proposed acquisition on the grounds established by law.

A.11. Indicate whether the General Meeting has approved measures to neutralise a public takeover bid, pursuant to Act 6/2007.:

NO

If applicable, describe the approved measures and the terms on which the restrictions will become ineffective.

B STRUCTURE OF THE COMPANY’S MANAGEMENT

B.1. Board of Directors

B.1.1. State the maximum and minimum number of Directors set forth in the
By-Laws:

Maximum number of directors 15
Minimum number of directors 5

B.1.2. Complete the following table identifying the members of the Board of
Directors:

Individual or  Representative Position Date of first Date of last Election
corporate name of director              appointment   appointment procedure
FRANCISCO GONZALEZ RODRIGUEZ CHAIRMAN & CEO 28/01/2000 12/03/2010
                    VOTE AT GENERAL SHAREHOLDERS’ MEETING
ANGEL CANO FERNANDEZ  PRESIDENT COO 29/09/2009 12/03/2010
            VOTE AT GENERAL SHAREHOLDERS’ MEETING
CARLOS LORING MARTINEZ DE IRUJO DIRECTOR 28/02/2004 18/03/2006
                 VOTE AT GENERAL SHAREHOLDERS’ MEETING
ENRIQUE MEDINA FERNANDEZ DIRECTOR 28/01/2000 13/03/2009
          VOTE AT GENERAL SHAREHOLDERS’ MEETING
IGNACIO FERRERO JORDI  DIRECTOR 28/01/2000 12/03/2010
        VOTE AT GENERAL SHAREHOLDERS’ MEETING
JOSE ANTONIO FERNANDEZ RIVERO DIRECTOR 28/02/2004 13/03/2009
               VOTE AT GENERAL SHAREHOLDERS’ MEETING
JOSE MALDONADO RAMOS  DIRECTOR 28/01/2000 13/03/2009
       VOTE AT GENERAL SHAREHOLDERS’ MEETING
JUAN CARLOS ALVAREZ MEZQUIRIZ DIRECTOR 28/01/2000 18/03/2006
               VOTE AT GENERAL SHAREHOLDERS’ MEETING
RAFAEL BERMEJO BLANCO  DIRECTOR 16/03/2007 16/03/2007
        VOTE AT GENERAL SHAREHOLDERS’ MEETING
RAMON BUSTAMANTE Y DE LA MORA DIRECTOR 28/01/2000 12/03/2010
               VOTE AT GENERAL SHAREHOLDERS’ MEETING
SUSANA RODRIGUEZ VIDARTE DIRECTOR 28/05/2002 18/03/2006
          VOTE AT GENERAL SHAREHOLDERS’ MEETING
TOMAS ALFARO DRAKE  DIRECTOR 18/03/2006 18/03/2006
     VOTE AT GENERAL SHAREHOLDERS’ MEETING
Total Number of Directors 12

Indicate which directors have left their seat on the board during the period:

Individual or corporate name  Status of director at the time  Date of vacancy
of the Director                       of vacancy
ROMAN KNÖRR BORRAS               INDEPENDENT       23/MAR/2010

B.1.3.Fill in the following tables on the Board members and their different kinds of directorship:

EXECUTIVE DIRECTORS

Name of director Committee that proposed their   Post in organisation of
                                 appointment                  the Company
FRANCISCO GONZALEZ RODRIGUEZ        --           CHAIRMAN & CEO
ANGEL CANO FERNANDEZ                --           PRESIDENT COO

Total number of executive directors 2
Total % of Board members 16.667

EXTERNAL PROPRIETARY DIRECTORS

EXTERNAL INDEPENDENT DIRECTORS

Name of director (person or company)

CARLOS LORING MARTINEZ DE IRUJO

Profile
CHAIRMAN OF THE BOARD’S REMUNERATION COMMITTEE. SPECIALIST IN CORPORATE
GOVERNANCE. OTHER RELEVANT POSTS:  PARTNER AT ABOGADOS GARRIGUES LAW-FIRM.
READ LAW AT UNIVERSIDAD COMPLUTENSE DE MADRID

Name of director (person or company)

ENRIQUE MEDINA FERNANDEZ
Profile
STATE ATTORNEY ON SABBATICAL. OTHER RELEVANT POSTS:  WORKED IN DIFFERENT
FINANCIAL INSTITUTIONS. DEPUTY CHAIRMAN OF GINÉS NAVARRO CONSTRUCCIONES UNTIL IT
MERGED TO BECOME GRUPO ACS.

READ LAW AT UNIVERSIDAD COMPLUTENSE DE MADRID

Name of director (person or company)

IGNACIO FERRERO JORDI
Profile
MANAGING DIRECTOR OF NUTREXPA Y LA PIARA.
CHAIRMAN OF ANETO NATURAL.
READ LAW AT UNIVERSIDAD  DE BARCELONA.

Name of director (person or company)

JOSE ANTONIO FERNANDEZ RIVERO
Profile
CHAIR OF THE BOARD’S RISKS COMMITTEE.
OTHER RELEVANT POSTS:  GENERAL MANAGER OF BBVA GROUP UNTIL JANUARY 2003.HAS BEEN
DIRECTOR REPRESENTING BBVA ON THE BOARDS OF: TELEFÓNICA, IBERDROLA, BANCO DE
CRÉDITO LOCAL, AND CHAIRMAN OF ADQUIRA.

READ ECONOMICS AT UNIVERSIDAD DE SANTIAGO DE COMPOSTELA

Name of director (person or company)

JUAN CARLOS ALVAREZ MEZQUIRIZ
Profile
MANAGING DIRECTOR OF GROUP EL ENEBRO, S.A.
READ ECONOMIC AND BUSINESS SCIENCES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

RAFAEL BERMEJO BLANCO
Profile
CHAIR OF AUDIT & COMPLIANCE COMMMITTEE. CHAIRMAN OF INSTITUTO DE CREDITO OFICIAL
(1978-1982). TECHNICAL COMPANY SECRETARY AND GENERAL MANAGER OF BANCO POPULAR
(1999-2004).

READ INDUSTRIAL ENGINEERING AT ETS MADRID
Name of director (person or company)

RAMON BUSTAMANTE DE LA MORA
Profile
WAS DIRECTOR AND GENERAL MANAGER AND NON-EXECUTIVE VICE-PRESIDENT OF ARGENTARIA,
AND CHAIRMAN OF UNITARIA.

OTHER RELEVANT POSTS: VARIOUS POSTS OF RESPONSIBILITY IN BANESTO;
READ LAW ECONOMIC AND BUSINESS SCIENCES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

SUSANA RODRIGUEZ VIDARTE
Profile
DEAN OF THE ECONOMIC AND BUSINESS SCIENCES FACULTY, “LA COMERCIAL”,DEUSTO
UNIVERSITY FROM 1996 TO 2009 AND, SINCE 2003 DIRECTOR OF INSTITUTO INTERNACIONAL
DE DIRECCIÓN DE EMPRESAS. PRESENTLY MANAGES THE POSTGRADUATE AREA OF THE FACULTY
OF ECONOMICS AND BUSINESS SCIENCES.

SINCE 2003 IS MEMBER OF THE ACCOUNTS & ACCOUNTS AUDITING INSTITUTE

DOCTOR IN ECONOMIC AND BUSINESS SCIENCES FROM DEUSTO UNIVERSITY.

Name of director (person or company)

TOMAS ALFARO DRAKE
Profile
CHAIRMAN OF THE BOARD’S APPOINTMENTS COMMITTEE
DIRECTOR OF THE DEGREE COURSE ON BUSINESS MANAGEMENT AND ADMINISTRATION AT
UNIVERSIDAD FRANCISCO DE VITORIA SINCE 1998.

READ ENGINEERING AT ICAI

Total number of independent directors 9
Total % of Board members 75.000

OTHER EXTERNAL DIRECTORS

Name of director (person or company) Committee proposing appointment
JOSE MALDONADO RAMOS  --

Total number of other external directors 1
Total % of Board members 8.333

Detail the reasons why they cannot be considered shareholder-nominated or independent directors and their affiliations with the company or its management or its shareholders.

Name of director (person or company)

JOSE MALDONADO RAMOS
Company, manager or shareholder with whom affiliated

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Reasons

Mr José Maldonado Ramos was Company & Board Secretary of BBVA until 22nd
December 2009, when the Board resolved his retirement as executive in the
Company. Thus, pursuant to article 1 of the Board Regulations, Mr Maldonado is an external director of the Bank.

Indicate any changes that may have occurred during the period in the type of directorship of each director:

B.1.4. Describe, if applicable, the reasons why proprietary directors have been appointed at the proposal of shareholders whose shareholding interest is less than 5% of share capital.

State whether formal petitions for presence on the Board have been received from shareholders whose shareholding interest is equal to or greater than that of others at whose proposal proprietary directors have been appointed. If so, describe the reasons why such petitions have not been satisfied.
NO

B.1.5. State whether any director has withdrawn from his/her position before the expiration of his/her term of office, whether the director has given reasons to the Board and by what means, and in the event that he/she gave reasons in writing to the full Board, describe at least the reasons given by the director:
YES

Name of Director

ROMAN KNORR BORRAS

Grounds for leaving

ON 23RD MARCH 2010, ROMÁN KNORR BORRAS PRESENTED HIS RESIGNATION AS BOARD MEMBER
AS HER HAD REACHED THE AGE LIMIT ESTABLISHED IN THE BOARD REGULATIONS. THIS
RESIGNATION HAS BEEN REPORTED TO THE SECURITIES EXCHANGE SUPERVISOR (CNMV) IN A
RELEVANT EVENT FILING..

B.1.6. Indicate the powers delegated to the CEO(s), if any:

Name of director (person or company)

ANGEL CANO FERNANDEZ

Brief description

HOLDS BROAD RANGING POWERS OF REPRESENTATION AND ADMINISTRATION IN KEEPING WITH
THE CHARACTERISTICS AND NEEDS OF THE POST OF PRESIDENT & COO IN THE COMPANY THAT
HE OCCUPIES

Name of director (person or company)

FRANCISCO GONZALEZ RODRIGUEZ

Brief description
HOLDS BROAD RANGING POWERS OF REPRESENTATION AND ADMINISTRATION IN KEEPING WITH
THE CHARACTERISTICS AND NEEDS OF THE POST OF CHAIRMAN & CEO IN THE COMPANY THAT
HE OCCUPIES

B.1.7. Identify the members of the Board, if any, who are managers or directors of other companies within the listed company’s group:

Individual or corporate name    Corporate name of listed company Post
of director
FRANCISCO GONZALEZ RODRIGUEZ BBVA BANCOMER S.A.                 DIRECTOR
FRANCISCO GONZALEZ RODRIGUEZ  GRUPO FINANCIERO BBVA BANCOMER S.A DE CV
                                                     DIRECTOR
ANGEL CANO FERNANDEZ         BBVA BANCOMER S.A.      ALTERNATE DIRECTOR
ANGEL CANO FERNANDEZ CHINA CITIC BANK CORPORATION LIMITED (CNCB)    DIRECTOR
ANGEL CANO FERNANDEZ GRUPO FINANCIERO BBVA BANCOMER S.A DE CV
                                                             ALTERNATE DIRECTOR

B.1.8. List, where applicable, any company directors that sit on boards of other companies publicly traded in Spain outside the group, of which the company has been informed:

B.1.9. Indicate and, where applicable, explain whether the company has established rules on the number of boards on which its directors may sit:

YES

Description of rules
Article 11 of the Board Regulations establishes that in the performance of their duties, directors shall be subject to the incompatibility regime established under current legislation and in particular under Act 31/1968, 27th July, on senior-management incompatibilities in the private-sector banking industry. This establishes the maximum number of boards to which a bank director may belong.

Directors shall not provide professional services to companies competing with the Bank or of any of its Group companies. They shall not agree to be an employee, manager or director of such companies unless they have received express prior authorisation from the Board of Directors or unless these activities had been provided or conducted before they joined the Bank Board and they had informed the Bank of them at that time.

Directors of the Bank shall not hold office in any company in which it holds an interest or in any company of its Group.

By way of exception, executive directors may, at the proposal of the Bank, take up directorships in companies directly or indirectly controlled by the Bank with the approval of the Executive committee, and in other associate companies with the approval of the Board of Directors. Loss of the office of executive director carries an obligation to resign from any office in a subsidiary or associate company that is held by virtue of such directorship.

Non-executive directors may hold office in the Bank's associate companies or in any other Group company provided this is not related to the Group's holding in such companies and after prior approval from the Bank's board of directors.

B.1.10. Regarding the recommendation no. 8 of the Unified Code, list the general strategies and policies in the company that the board reserves for plenary approval:

The investment and funding policy YES
The definition of the structure of the group of companies YES
The corporate governance policy YES
The corporate social responsibility policy YES
The strategic or business plan, as well as management objectives and annual budgets YES
The policy regarding compensation and evaluation of performance of senior management YES
The risk control and management policy, as well as the periodic monitoring of the internal information and control systems YES
The dividend policy, as well the treasury stock policy and, especially, the limits thereto YES

B.1.11 Fill in the following tables on the aggregate remuneration of directors accruing
during the year:

a) In the company covered in this report:

Remuneration item                      Data in thousands of Euros
Fixed compensation                             6,535
Variable compensation                             5,675
Daily fees                                         0
Token payments                                         0
Share options and/or other financial instruments 0
Other                                               779

Total:                                            12,989

Other benefits                               Data in thousands of Euros
Advances                                         0
Credits granted 531
Funds and pension schemes: Contributions         0
Funds and pension schemes: Obligations Contracted  14,551
Life insurance premiums 0
Guarantees given by the company for the benefit of directors 0

b) For company directors sitting on other boards of directors and/or belonging to the senior management of group companies:

Remuneration item                        Data in thousands of Euros
Fixed compensation                                 0
Variable compensation                                 0
Daily fees                                         0
Token payments                                         0
Share options and/or other financial instruments 0
Other                                                 0

Total:                                                 0

Other benefits                                Data in thousands of Euros
Advances                                         0
Loans granted                                         0
Funds and pension schemes: Contributions         0
Funds and pension schemes: Obligations Contracted 0
Life insurance premiums                                 0
Guarantees given by the company for the benefit of directors 0

c) Total remuneration by type of directorship:

Type of director                 By company              By group
                                   (thousands of Euros) (thousands of Euros)
Executive                               8,884          0
External Proprietary directors                   0          0
External Independent directors               4,105          0
Other External                                   0          0

Total:                                      12,989          0

d) Regarding the attributable profit of the dominant company

Total remuneration of all directors (€ k)    12,989
Total remuneration all directors / attributable profit of dominant company (as a
%) 0.3

B.1.12 Identify the members of the senior management that are not also executive directors, and indicate the total remuneration accruing to their name during the year:

Name                                        Position
VICENTE RODERO RODERO                       SOUTH AMERICA
JUAN ASUA MADARIAGA                       SPAIN & PORTUGAL
JUAN IGNACIO APOITA GORDO               HUMAN RESOURCES & SERVICES
EDUARDO ARBIZU LOSTAO                       LEGAL SERVICES, TAX SERVICES,
                                              AUDIT & COMPLIANCE
JOSE MARIA GARCIA MEYER DONHER                GLOBAL RETAIL BUSSINES BANKING
RAMON MARIA MONELL VALLS               INNOVATION & TECHNOLOGY
CARLOS TORRES VILA                        CORPORATE STRATEGY & DEVELOPMENT
GREGORIO PANADERO ILLERA               COMMUNICATIONS & BRANDING
MANUEL GONZALEZ CID                       FINANCE DEPARTMENT
MANUEL CASTRO ALADRO                       RISKS
JOSE BARREIRO HERNANDEZ                       WHOLESALE BANKING/ASSET MANAGEMENT
IGNACIO DESCHAMPS GONZALEZ               MEXICO
MANUEL SANCHEZ RODRIGUEZ               UNITED STATES

Total remuneration senior management (€ K) 23,357

B.1.13 Identify on an aggregate basis whether there are ring-fencing or guarantee clauses in the event of severance or changes of control in favour of members of the senior management, including executive directors, of the company or of its group. Indicate whether these contracts must be disclosed and/or approved by the company or group governance bodies:

Number of beneficiaries 13

 Board of Directors Shareholders (at the General Shareholders’ Meeting)
Decision-making body approving the provisions YES NO

Is information about these provisions given to the shareholders at the General
Shareholders’ Meeting? YES

B.1.14. Indicate the process to establish remuneration of board members and the relevant bylaw clauses.

Process to set the compensation of the members of the Board of Directors and by-law provisions
The remuneration system for the board members’ pay as directors has to be approved by the board, pursuant to article 36 of the Board Regulations, at the proposal of the Remuneration committee, made up by external directors.

Section b) of article 17 of the board regulations establishes that the board reserves the powers to approve the directors’ remuneration and any additional remuneration to executive directors for executive responsibilities and other terms and conditions that their contracts must include.

Article 53 of the BBVA bylaws “Application of earnings” establishes the following:

´From the proceeds obtained during the financial year, the net profit shall be calculated by deducting all general expenses, interest, bonuses and taxes, as well as any sums that must be charged to provisions and depreciation.

The resulting profit, after the allocations referred to in the previous paragraph, will be distributed in the following order:

a) Appropriations to the reserves and provisions required by current legislation and, as may be the case, the minimum dividend contemplated in article 13 of the bylaws.

b) Four per cent of the paid-up capital, at least, as a dividend for shareholders, in accordance with article 130 of the Companies Act.

c) Four per cent of the paid-up capital as remuneration for the services of the board of directors and of the Executive committee, except where the board resolves to reduce that percentage participation in those years when it considers it appropriate to do so. The resulting figure shall be at the disposal of the board of directors for distribution amongst its members at such time, in such manner and in such proportion as the board may determine. The payment of said sum may be made in cash or, following an AGM resolution pursuant to the
Companies Act,  in shares or share options or through remuneration indexed to the value of the shares.

The said sum may only be drawn after the shareholders have been allocated the minimum dividend of four per cent indicated in the previous paragraph.´

Article 50 b of the BBVA bylaws establishes the following for executive directors:

´Article 50 b

Directors who have provided services in the company attributed to them, whatever the nature of their legal relation with it, will be entitled to receive remuneration for the provision of these services. This will consist of: a fixed sum, adequate to the services and responsibilities assumed, a variable complementary sum and the incentive schemes established with a general nature for the bank’s senior management, which may comprise the delivery of shares, or option rights to these or remuneration indexed to the value of the shares subject to the requirements laid down in the legislation in force at any time
And also a benefit part, which will include the relevant retirement and insurance schemes and social security. In the event of severance not due to dereliction of duties, the directors will be entitled to compensation.´

Under the BBVA Board Regulations, the Remuneration committee has powers to determine the extent and amount of the remuneration, entitlements and other economic rewards for the chairman, the chief operating officer and other executive directors of the Bank, so that these can be submitted to the Board of
Directors.

The Remuneration committee, which must comprise only external directors  (and currently comprises the majority of independent directors), annually determines the updating of the fixed and variable remuneration of the executive directors and establishes the targets applicable to them in order to determine the variable remuneration

Thus, the Bank's General Meeting of shareholders, 12th March 2010, adopted a
Multi-annual Variable Remuneration Programme in Shares for 2010 and 2011. The
Programme allocates each beneficiary (members of the senior management, including executive directors and members of the BBVA Management committee) a number of units, in accordance with their levels of responsibility, which, at the end of the Programme may give rise to the delivery of ordinary shares in
BBVA as a function of BBVA's TSR performance benchmarked against a peer group.

Regarding non-executive directors, the bylaws establish;

Pursuant to article 53 of the Board Regulations, the Board of Directors adopted a remuneration system for the Company directors that is not applicable to the executive directors. The system determines a fixed amount for the directorship, valuing the responsibility, dedication and incompatibilities the directorship entails. It also comprises another fixed amount for the members of the different committees, valuing the responsibility, dedication and incompatibilities sitting on these committees entails, applying a heavier weighting to the post of chairman on each committee

The AGM, 18th March 2006, adopted a remuneration system with deferred delivery, comprising the annual allocation over five years of “theoretical BBVA shares” to non-executive directors in the Bank, as part of their pay, which will be delivered, where applicable, on the date on which they cease to be directors for any cause other than serious dereliction of duty

State whether the board in full has reserved powers to approve the following resolutions

At the proposal of the Company’s chief executive, the appointment and, if applicable, the removal of senior managers, as well as their indemnity provisions. YES
The compensation of directors and, in the case of executive directors, the additional compensation for their executive duties and other terms and conditions that must be included in their contracts. YES

B.1.15. Indicate whether the board of directors approves a detailed remuneration policy and explain on which issues it pronounces its opinion
YES

Amount of fixed components, with a breakdown, if applicable, of fees payable for attendance at meetings of the Board and its Committees and estimated annual fixed compensation arising therefrom YES
Variable compensation items YES
Main characteristics of the social security systems, with an estimate of the amount thereof or equivalent annual cost. YES
Terms and conditions that must be included in the contracts with executive directors performing senior management duties YES
B.1.16 Indicate whether the Board puts to vote at the General Meeting, as a separate item on the agenda, and by way of consultation, a report on the directors' remuneration. If so, explain the aspects of the report with respect to the remuneration policy adopted by the Board for future years, the most significant changes in such policies compared to those applied during the year and an overall summary of how the remuneration policy was applied during the year. Give details of the role played by the Remuneration Committee and if any external advisory services were used, the identity of the external consultants:

NO

Issues concerning which the report on compensation policy expresses an opinion
The Company plans to put the approval of the report on the Board remuneration policy to a consultative vote at the next General Meeting of shareholders, to be held 11th March 2011. In its meeting, 3rd February 2010, pursuant to article 36 of the Board Regulations, the Board examined the report on the remuneration policy that had been approved by the Appointments & Remuneration committee. This report was made available to shareholders when the call to meeting was published for the AGM held 12th March 2010.

The report contains explanations on the general principles behind the BBVA directors' pay policy, the system for remunerating executive directors, which includes both fixed and variable pay, long-term rewards, distribution of total annual remuneration, corporate pension and annuity system and other remunerations; the main characteristics of the executive directors' contracts with BBVA; the remuneration system for non-executive directors of BBVA, including their fixed remuneration and the remuneration scheme for remuneration through deferred delivery of shares; the evolution of the total remuneration of the Board and future policy, thereby offering maximum transparency in this matter.

Role of the Remuneration Committee
The duties of the Remuneration committee regarding remuneration are covered in the Board Regulations. They are as follows:
1. It proposes the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company’s bylaws. This system shall deal with the system’s items, amounts and method of payment.
2. Determine the extent and amount of the remuneration, entitlements and other economic rewards for the chairman, the chief operating officer and other executive directors of the Bank, so that these can be reflected in their contracts. The committee’s proposals on such matters shall be submitted to the
Board of Directors.
3. Submit an annual report on the directors’ remuneration policy to the board of directors, which is then put before the Company AGM.

4. Propose the senior management remuneration policy and core conditions in their contracts.

5. Ensure the remuneration policy established by the Company is observed, and periodically review the remuneration policy applied to executive directors and senior management.

6. Any others allocated in these Regulations or attributed by a Board resolution.

Has external advice been utilized? YES
Name of external advisors TOWERS WATSON
B.1.17 Indicate, where applicable, the identity of board members who also sit on boards or form part of the management of companies that hold significant shareholdings in the listed company and/or in its group companies:

Where applicable, list the relevant relationships other than those covered in the previous point, between members of the Board of Directors and any significant shareholders and/or companies within its group:

B.1.18.  Indicate whether during the year there has been any change in the board regulations:

YES

Description of amendments
The Board of Directors, 25th May 2010 resolved to create two new Committees: the
Appointments Committee and the Remuneration Committee.
These replace the previous Appointments & Remuneration Committee. This entailed amending the Board Regulations with respect to the regulation and composition and operation of these Commissions.

B.1.19. Indicate procedures for appointment, re-election, evaluation and removal of directors. List the competent bodies, the procedures to be followed and the criteria to be employed in each procedure.

 Appointment of directors

Articles 2 and 3 of the Board Regulations stipulate that members shall be appointed to the Board by the General Meeting without detriment to the Board’s right to co-opt members in the event of any vacancy.

In any event, persons proposed for appointment as directors must meet the requirements of applicable legislation in regard to the special code for financial entities, and the provisions of the Company’s bylaws.

The Board of Directors shall put its proposals to the Company AGM in such a way that there is an ample majority of external directors to executive directors on the Board and that the number of independent directors accounts for at least one third of the total seats.

Proposals put by the Board to the AGM for appointment or re-election of directors and its resolutions to co-opt directors shall be approved at the proposal of the Appointments & Remuneration committee in the case of independent directors and following a report from said committee for all other directors.

The Board’s resolutions and deliberations on these matters shall take place in the absence of the director whose re-election is proposed. If the director is at the meeting, she/he must leave.

Directors shall work out the term defined by the Company's bylaws under a resolution passed by the AGM. If they have been co-opted, they shall work out the term of office remaining to the director whose vacancy they have covered through co-option, unless a proposal is put to the AGM to appoint them for the term of office established under the Company’s bylaws.

 Re-election of directors

 SEE PREVIOUS SECTION

 Evaluation of directors

Article 17 of the Board Regulations indicates that the Board of Directors shall be responsible for assessment of the quality and efficiency in the operation of the Board and its committees, on the basis of the reports that said committees submit.

Also assessment of the chairman of the Board’s performance of his/her duties and, where pertinent, of the Company’s chief executive officer, on the basis of the report submitted by the Appointments & Remuneration committee.

Moreover, article 5 of the Board Regulations establishes that the chairman, who is charged with the efficient running of the board, will organise and coordinate with the chairs of the relevant committees to carry out periodic assessment of the board, and of the chief executive officer of the Bank, should it not be one and the same with the chairman of the board.

Severance

Directors shall resign their office when the term for which they were appointed has expired, unless they are re-elected.

Directors must apprise the board of any circumstances affecting them that might harm the Company’s reputation and credit and, in particular, of any criminal charges brought against them, and any significant changes that may arise in their standing before the courts.

Directors must place their directorship at the disposal of the board and accept its decision regarding their continuity in office. If its decision is negative, they are obliged to tender their resignation under the circumstances listed in section B.1.20 below.

Directors will resign their positions on reaching 70 years of age. They must present their resignation at the first meeting of the Bank’s board of directors after the General Meeting that approves the accounts for the year in which they reach this age.

B.1.20. Indicate the circumstances under which directors are obliged to resign.

Article 12 of the BBBVA Board Regulations establishes that board members must place their directorship
at the disposal of the board of directors and accept the board’s decision on whether or not they are to continue to sit on it.

Should the board decide against their continuity, they are obliged to present their formal resignation. Such circumstances would arise in the following cases:

- When they are affected by circumstances of incompatibility or prohibition as defined under prevailing legislation, in the Company’s bylaws or in the director’s charter.

- When significant changes occur in their professional situation or that may affect the condition by virtue of which they were appointed to the Board.

- When they are in serious dereliction of their duties as directors.

- When the director, acting as such, has caused severe damage to the Company’s assets or its reputation or credit, and/or no longer displays the commercial and professional honour required to hold a Bank directorship.

B.1.21. Explain whether the role of chief executive officer in the company is played by the chairman of the board If so, indicate the measures taken to limit the risks of accumulating powers in a single person

YES

Measures to mitigate risks
Article 5 of the Board Regulations establishes that the chairman of the board shall also be the Bank’s chief executive officer unless the Board resolves to separate the posts of chairman and chief executive officer on the grounds of the
Company’s best interests.

Under the company bylaws, the chairman shall, in all cases, shall be the highest-ranking representative of the Company.

However, under article 45 and 46 of the bylaws, the Company has an Executive committee with the following powers:

´To formulate and propose policy guidelines, the criteria to be followed in the preparation of programmes and to fix goals, to examine the proposals put to it in this regard, comparing and evaluating the actions and results of any direct or indirect  activity carried out by the entity; to determine the volume of investment in each individual activity; to approve or reject transactions, determining methods and conditions; to arrange inspections and internal or external audits of all areas of operation of the entity; and in general to exercise the faculties delegated to it by the board of directors.´

Likewise, article 49 of the bylaws establishes that the Company has a president and chief operating officer. He/she has broad-ranging powers delegated by the
Board, with the powers inherent to this post to administer and represent the
Company. The heads of all the Company's business areas and the Company's support areas report to him/her.

Finally, the Board has the support of various committees to help it better perform its duties. These include the Audit & Compliance committee, the
Appointment and Remuneration committee and the Risks committee. They help the
Board on issues corresponding to business within the scope of their powers.
Their composition and the rules governing their organisation and working are given in section B.2.3.

Indicate and, as applicable, explain if rules have been established to empower one of the independent directors to request board meetings be called or new items be included on the agenda, to coordinate and voice the concerns of external directors and direct the evaluation by the Board of Directors

NO

Description of rules

B.1.22. Are reinforced majorities required, other than the legal majorities, for any type of resolution?

NO

Indicate how resolutions are adopted in the board of directors, giving at least the minimum quorum for attendance and the type of majorities required to adopt resolutions
Description of resolution :
1) Appointment of an Executive committee and appointment of President & Chief
Operating Officer

Quorum %
Half plus one of its members, present or represented 50.01

Type of Majority %
Favourable vote of 2/3 of members 66.66
Description of resolution :

Other resolutions

Quorum %
Half plus one of its members, present or represented 50.01

Type of Majority %
Absolute majority of votes present of represented 50.01

B.1.23. Explain whether there are specific requirements, other than the requirements relating to Directors, to be appointed Chairman.
NO

B.1.24. Does the Chairman have a tie-breaking vote?
NO

Matters on which a tie-breaking vote may be cast
..

B.1.25. Indicate whether the By-Laws or the Regulations of the Board of
Directors set forth any age limit for directors:
YES

Age limit for the Chairman Age limit for the CEO   Age limit for Directors
0 0 70

B.1.26. Indicate whether the By-Laws or the Regulations of the Board of
Directors establish any limit on the term of office for independent directors:
YES

Maximum term of office 12

B.1.27. If the number of women directors is scant or nil, describe the reasons therefore as well as the initiatives adopted to correct such situation.

Description of reasons and initiatives
Article 3 of the board regulations establishes that the proposals that the board submits to the Company’s General Meeting for the appointment or re-election of directors and the resolutions to co-opt directors made by the board of directors shall be approved at the proposal of the Appointments committee in the case of independent directors and on the basis of a report from said committee in the case of all other directors.

The Board’s resolutions and deliberations on these matters shall take place in the absence of the director whose re-election is proposed. If the director is at the meeting, she/he must leave.
The Appointments committee is tasked with formulating and providing information for the proposals to appoint and re-elect directors.

To such end, the committee shall evaluate the skills, knowledge and experience that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in light of the needs that the Company’s governing bodies may have at any time.

The committee shall ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may hinder the selection of female directors, trying to ensure that if there are few or no women on the
Board, women who display the professional profile being sought after are included on the shortlists.

In particular, state whether the Nominating and Compensation Committee has established procedures which ensure that selection processes are free from any implied bias hindering the selection of women directors and which allow for the free search for women candidates that meet the required profile:
YES

Describe the main procedures
The Appointments Committee, pursuant to the Board Regulations, ensures that in the procedures for selecting directors, potential candidates include women who meet the professional profile sought, such that there are no implicit biases in them that may hinder the recruitment of  female directors
..

B.1.28. Indicate whether there are formal procedures for proxy-voting at meetings of the Board of Directors. If so, briefly describe them.

The BBVA Board Regulations establishes that directors are obliged to attend the meetings of corporate bodies and the meetings of the board committees on which they sit, unless for a justifiable reason. Directors shall participate in the discussions and debates on matters submitted for their consideration.

However, article 21 of the Board Regulations establishes that should it not be possible for a director to attend any of the Board meetings, she or he may give a proxy to another director to represent and vote for her or him. This shall be done by a letter, fax, telegram or  electronic mail sent to the Company with the information required for the proxy director to be able to follow the absent director's indications.

B.1.29. Indicate the number of meetings that the Board of Directors has held during the fiscal year. In addition, specify the number of meetings, if any, at which the Chairman was not in attendance:

Number of meetings of the Board 14
Number of meetings of the Board at which the Chairman was not in attendance 0

Indicate the number of meetings held by the different committees of the Board of
Directors during the fiscal year:

Number of meetings of the Executive Committee 20
Number of meetings of the Audit Committee 13
Number of meetings of the Appointments and remuneration Committee 3
Number of meetings of the Appointments Committee 2
Number of meetings of the remuneration Committee 2

B.1.30. Indicate the number of meetings held by the Board of Directors during the fiscal year at which not all of its members have been in attendance. Proxies granted without specific instructions must be counted as absences:

Number of absences of directors during the fiscal year 0
% of absences over total votes during the fiscal year 0.000

B.1.31. Indicate whether the annual individual financial statements and the annual consolidated financial statements that are submitted to the Board for approval have been previously certified:

NO

Identify, if applicable, the person/persons that has/have certified the annual individual and consolidated financial statements of the Company for their approval by the Board:

B.1.32. Explain the mechanisms, if any, adopted by the Board of Directors to avoid any qualifications in the audit report on the annual individual and consolidated financial statements approved by the Board of Directors and submitted to the shareholders at the General Shareholders’ Meeting.

Article 2 of the BBVA audit and compliance committee’s regulations establishes that the committee, consisting exclusively of independent directors, shall have the task of assisting the Board of Directors in supervising the BBVA Group’s financial statements and in the exercise of its oversight duties for the BBVA
Group. The following are included within the scope of its duties: Supervising the sufficiency, adequacy and effectiveness of the internal oversight systems and to ensure the accuracy, reliability, scope and clarity of the financial statements of the Company and its consolidated Group in the annual and quarterly reports. This also applies to the accounting and financial information required by the Bank of Spain or other regulatory bodies of countries where the Group operates.

The Committee shall verify that the audit schedule is being carried out under the service agreement with suitable periodicity, and that it satisfies the requirements of the competent authorities (in particular the Bank of Spain) and the Bank’s governing bodies. The committee will also require the auditors, at least once each year, to assess the quality of the Group's internal oversight procedures.

The committee shall also be apprised of any infractions, situations requiring corrections, or anomalies of relevance that may be detected while the external audit is being carried out. Relevance shall mean any that, on their own or together as a whole, may originate significant material damage or impact on the
Group’s net worth, earnings or reputation. It is up to the external auditor’s discretion to decide what is of relevance and, in the event of any doubt, the auditor shall opt for communication.

B.1.33. Is the Secretary of the Board of Directors a Director?
NO

B.1.34. Explain the procedures for appointment and removal of the Secretary of the Board, stating whether the appointment and removal thereof have been reported upon by the Appointment Committee and approved by the full Board.

Procedure for appointment and removal
The BBVA Board Regulations establish that the Board of Directors shall designate a secretary from amongst its members, on the basis of a report from the
Appointments & Remuneration committee, unless it resolves to commend these duties to a non-board-member. The same procedure shall be applicable for the separation of the secretary from his or her duties.

Does the Appointment Committee report on the appointment? YES
Does the Appointment Committee report on the removal? YES
Does the full Board approve the appointment? YES
Does the full Board approve the removal? YES

Is the Secretary of the Board responsible for specially ensuring compliance with good governance recommendations?

YES

Comments
Article 23 of the Board Regulations establishes that the secretary, as well as performing the duties attributed by law and by the Company bylaws, shall be concerned with the formal and material legality of the Board’s actions, ensuring they are in compliance with the Company bylaws, the AGM regulations and the board regulations, and that they take into account any recommendations on good governance that the Company has underwritten at any time.

B.1.35. Indicate the mechanisms, if any, used by the Company to preserve the independence of the auditor, the financial analysts, the investment banks and the rating agencies.

The BBVA Audit & Compliance committee regulations establish that this committee’s duties, described in section B.2.3.2, include ensuring the independence of the external audit in two senses

- ensuring that the auditors' warnings, opinions and recommendations cannot be compromised.

- establishing the incompatibility between the provision of audit services and the provision of consultancy, unless there are no alternatives in the market to the auditors or companies in the auditors’ group of equal value in terms of their content, quality or efficiency. In such event, the Committee must grant its approval, which can be done in advance by delegation to its Chairman.

This matter is subjected to special attention by the Audit committee, which holds periodic meetings with the external auditor, to know the details of the progress and quality of the external audit work. It monitors the engagement of consultancy services to ensure compliance with the Committee’s Regulations and the applicable legislation in order to safeguard the independence of the external auditor.
Additionally, BBVA, as its shares are listed on the New York stock exchange, is subject to compliance with the standards established in this respect under the
Sarbanes Oxley Act and its ramifications.
Likewise, in compliance with additional provision eighteen in the Securities
Exchange Act, the corresponding reports have been issued on the independence of the auditor.

B.1.36. Indicate whether the Company has changed the external auditor during the fiscal year. If so, identify the incoming and the outgoing auditor:
NO

Outgoing auditor   Incoming auditor

If there has been any disagreement with the outgoing auditor, describe the content thereof:
NO

B.1.37. Indicate whether the audit firm performs other non-audit work for the
Company and/or its Group. If so, state the amount of the fees paid for such work and the percentage they represent of the aggregate fees charged to the Company and/or its Group.

YES

 Company Group Total
Amount of other non-audit work (thousands of Euros) 773 1,834 2,607
Amount of non-audit work / Aggregate amount billed by the audit firm
(%) 9.300 12.660 11.440

B.1.38. State whether the audit report on the Annual Financial Statements for the prior fiscal year has observations or qualifications. If so, state the reasons given by the Chairman of the Audit Committee to explain the content and scope of such observations or qualifications.

NO

B.1.39. Indicate the consecutive number of years for which the current audit firm has been auditing the annual financial statements of the Company and/or its
Group. In addition, state the percentage represented by such number of years with respect to the total number of years in which the annual financial statements have been audited:

 Company Group
Number of consecutive years 8 8

 Company Group
Number of years audited by the current audit firm / Number of years in which the company has been audited (%) 88.8 88.8

B.1.40. Indicate the interests of members of the Board of Directors in the share capital of companies that engage in the same, similar or complementary activities, both with respect to the Company and its Group, and which have been reported to the company. In addition, state the position or duties of such
Directors in such companies:

B.1.41. Indicate whether there is any procedure for Directors to hire external advisory services, and if so, describe it:
YES

Description of procedure
Article 6 of the BBVA Board Regulations expressly recognises that the directors have the possibility of requesting any additional information and advice they require to perform their duties, and may request the Board of Directors provide help from experts outside the Bank services in those matters submitted to their consideration that are especially complex or important.

The Audit & Compliance committee, pursuant to article 31 of the Board
Regulations, may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

Articles 34 and 37 of the Board Regulations establish that the Appointments &
Remuneration committee may have such advice as may be needed to inform a sound judgement on issues within the scope of its powers and that this shall be arranged through the company secretary.

B.1.42. Indicate whether there is any procedure for Directors to obtain sufficiently in advance the information required to prepare for meetings of management-level decision-making bodies and, if so, describe it:
YES

Description of procedure

Article 6 of the Board Regulations establishes that directors shall dispose of sufficient information to be able to form their own opinions regarding the questions that the Bank’s governing bodies are empowered to deal with. They may request any additional information or advice they require to comply with their duties.

Exercise of these rights shall be channelled through the chairman and/or secretary of the Board of Directors. The chairman and/or secretary shall attend to requests by providing the information directly or by establishing suitable arrangements within the organisation for this purpose, unless a specific procedure has been established in the regulations governing the Board committees.

B.1.43. State whether the Company has established any rules requiring Directors to inform the Company —and, if applicable, resign from their position— in cases in which the credit and reputation of the Company may be damaged. If so, describe such rules:

YES

Describe the rules
Article 12 of the Board Regulations states that directors must make the board aware of any circumstances affecting them that might harm the Company’s reputation and credit and, in particular, of any criminal charges brought against them, and any significant changes that may arise in their standing before the courts.

Directors must place their office at the disposal of the board and accept its decision regarding their continuity in office. Should the board resolve they not continue, they shall accordingly tender their resignation when the director, acting as such, has caused severe damage to the Company’s assets or its reputation or credit, and/or no longer displays the commercial and professional honour required to hold a Bank directorship.

B.1.44. State whether any member of the Board of Directors has informed the
Company that he has become subject to an order for further criminal prosecution upon indictment or that an order for the commencement of an oral trial has been issued against him for the commission of any of the crimes contemplated in
Section 124 of the Companies Law:

NO

Indicate whether the Board of Directors has analyzed the case. If so, provide a duly substantiated explanation of the decision adopted regarding whether or not the Director should remain in office.

NO

Decision taken Reasoned Explanation

B.2. Committees of the Board of Directors

B.2.1. List all the committees of the Board of Directors and the members thereof:

EXECUTIVE COMMITTEE

Name                           Position Class
FRANCISCO GONZALEZ RODRIGUEZ    CHAIR EXECUTIVE
ANGEL CANO FERNANDEZ            MEMBER EXECUTIVE
ENRIQUE MEDINA FERNANDEZ     MEMBER INDEPENDENT
IGNACIO FERRERO JORDI            MEMBER INDEPENDENT
JUAN CARLOS ALVAREZ MEZQUIRIZ    MEMBER INDEPENDENT

AUDIT COMMITTEE

Name                           Position Class
RAFAEL BERMEJO BLANCO           CHAIR         INDEPENDENT
CARLOS LORING MARTINEZ DE IRUJO   MEMBER INDEPENDENT
RAMON BUSTAMANTE Y DE LA MORA   MEMBER INDEPENDENT
SUSANA RODRIGUEZ VIDARTE   MEMBER INDEPENDENT
TOMAS ALFARO DRAKE           MEMBER INDEPENDENT

APPOINTMENTS COMMITTEE

Name                          Position Class
TOMAS ALFARO DRAKE          CHAIR         INDEPENDENT
JOSE ANTONIO FERNADEZ RIVERO  MEMBER         INDEPENDENT
JOSE MALDONADO RAMOS          MEMBER         OTHER EXTERNAL
SUSANA RODRIGUEZ VIDARTE  MEMBER         INDEPENDENT

REMUNERATION COMMITTEE

Name                          Position Class
CARLOS LORING MARTINEZ DE IRUJO  CHAIR         INDEPENDENT
IGNACIO FERRERO JORDI          MEMBER         INDEPENDENT
JOSE MALDONADO RAMOS          MEMBER         OTHER EXTERNAL
JUAN CARLOS ALVAREZ MEZQUIRIZ  MEMBER         INDEPENDENT
SUSANA RODRIGUEZ VIDARTE  MEMBER         INDEPENDENT

RISKS COMMITTEE

Name                         Position Class
JOSE ANTONIO FERNADEZ RIVERO CHAIR         INDEPENDENT
ENRIQUE MEDINA FERNANDEZ  MEMBER         INDEPENDENT
JOSE MALDONADO RAMOS         MEMBER         OTHER EXTERNAL
RAFAEL BERMEJO BLANCO         MEMBER         INDEPENDENT
RAMON BUSTAMANTE Y DE LA MORA MEMBER         INDEPENDENT

B.2.2. State whether the Audit Committee has the following duties:

Supervise the process of preparation and the integrity of the financial information relating to the Company and, if applicable, to the Group, monitoring compliance with legal requirements, the proper delimitation of the scope of consolidation, and the correct application of accounting principles YES
Periodically review the internal control and risk management systems, in order for the main risks to be properly identified, managed and made known YES
Ensure the independence and effectiveness of the internal audit area; make proposals regarding the selection, appointment, re-election and withdrawal of the head of the internal audit area; propose the budget for such area; receive periodic information regarding its activities; and verify that senior management takes into account the conclusions and recommendations contained in its reports YES
Establish and supervise a mechanism whereby the employees may give notice, on a confidential basis and, if deemed appropriate, anonymously, of any potentially significant irregularities, especially of a financial and accounting nature, that they notice at the Company YES
Submit to the Board proposals for the selection, appointment, re-election and replacement of the external auditor, as well as the contractual terms under which it should be hired YES
Regularly receive from the external auditor information regarding the audit plan and the results of the implementation thereof, and verify that senior management takes its recommendations into account YES
Ensure the independence of the external auditor YES
In the case of groups of companies, favor the auditor of the Group as the auditor responsible for audit work at the companies that form part thereof YES

B.2.3. Describe the rules of organization and operation of, and the duties assigned to, each of the Board committees.

Name of the Committee:

APPOINTMENTS COMMITTEE

Brief Description:

B.2.3.4  Appointments Committee

The Board Regulations establish the following:

´Article 32. Composition

The Appointments committee shall consist of at least three members, appointed by the Board of Directors which will also appoint the committee chairman. All the committee members must be external directors, with a majority of independent directors. Its chairman must be an independent director. In the absence of the chairman, the sessions shall be chaired by the longest-serving member of the committee and in the event of senior members with equal service, by the oldest.

Article 33. Functions

The functions of the Appointments committee shall be as follows:

1.- Draw up and report proposals for appointment and re-election of directors under the terms and conditions established in the first paragraph of article 3 above. To such end, the committee shall evaluate the skills, knowledge and experience that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in light of the needs that the
Company’s governing bodies may have at any time. The committee shall ensure that when filling new vacancies, the selection procedures are not marred byimplicit biases that may hinder the selection of female directors, trying to ensure that if there are few or no women on the Board, women who display the professional profile being sought after are included on the shortlists.

 Likewise, when drawing up proposals for the appointment and re-election of directors, the committee shall take into account, in case they may be considered suitable, any applications that may be made by any Board member for potential candidates to fill the vacancies.
2.- Annually review the condition of each director so that this can be stated in the annual report on corporate governance.
3. Report on the performance of the functions of the chairman of the board and, where applicable, the chief executive officer, for the purpose of periodic evaluation by the Board in the terms established under these Regulations.
4. Should the chairmanship of the board or the post of chief executive officer fall vacant, the committee shall examine or organise, in the manner it deems suitable, the succession of the chairman and/or chief executive officer and put corresponding proposals to the board for an orderly, well-planned succession.
5.- Report the appointments and severances of senior managers and propose senior-management remuneration policy to the Board, along with the basic terms and conditions for their contracts.

6.- Any others that may have been allocated under these regulations or attributed to the committee by a Board of Directors resolution.

In the performance of its duties, the Appointments committee shall consult with the Company chairman and, where applicable, the chief executive officer via the committee chair, especially with respect to matters related to executive directors and senior managers.

Article 34. Rules of organisation and operation

The Appointments committee shall meet as often as necessary to perform its duties, convened by its chairman or by whomsoever stands in for its chairman in accordance with article 32 above.

The committee may request the attendance at its sessions of persons with positions in the group that are related to the committee's functions. It may also obtain advice as necessary to establish criteria related to its business.
This shall be done through the Board secretary.
The system for convening meetings, quorums, the adoption of resolutions, minutes and other details of its operation shall be in accordance with the provisions of these Board of Directors regulations insofar as they are applicable.´

Name of the Committee:

REMUNERATION COMMITTEE

Brief Description:

B.2.3.5   Remuneration Committee

The Board Regulations establish the following:

´Article 35. Composition

The Remuneration committee shall consist of at least three members, appointed by the Board of Directors which will also appoint the committee chairman. All the committee members must be external directors, with a majority of independent directors. Its chairman must be an independent director. In the absence of the chairman, the sessions shall be chaired by the longest-serving member of the committee and in the event of senior members with equal service, by the oldest.

Article 36. Functions

The functions of the Appointments committee shall be as follows:

1.- Propose the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company’s bylaws. This system shall deal with the system’s items, amounts and method of payment.

2.- Determine the extent and amount of the remuneration, entitlements and other economic rewards for the chairman, the chief operating officer and other executive directors of the Bank, so that these can be reflected in their contracts. The committee’s proposals on such matters shall be submitted to the
Board of Directors.

3.- Submit an annual report on the directors remuneration policy to the board of directors. This shall be reported to the Annual General Meeting of the Company’s shareholder.

4.- Propose to the Board the remuneration policy for senior management and the basic conditions of their contracts.

5.- Ensure observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors and senior management.

6.-  Any others that may have been allocated under these regulations or attributed to the committee by a Board of Directors resolution.

In the performance of its duties, the Remuneration committee shall consult with the Company chairman and, where applicable, the chief executive officer via the committee chair, especially with respect to matters related to executive directors and senior managers.

Article 37. Rules of organisation and operation

The Remuneration committee shall meet as often as necessary to perform its duties, convened by its chairman or by whomsoever stands in for its chairman in accordance with article 35 above.

The committee may request the attendance at its sessions of persons with positions in the group that are related to the committee's functions. It may also obtain advice as necessary to establish criteria related to its business.
This shall be done through the Board secretary.

The system for convening meetings, quorums, the adoption of resolutions, minutes and other details of its operation shall be in accordance with the provisions of these Board of Directors regulations insofar as they are applicable.´

Name of the Committee:

EXECUTIVE COMMITTEE

Brief Description:

B.2.3.1  Executive Committee

Article 26 of the Board Regulations establishes the following:

´In accordance with Company bylaws, the Board of Directors may appoint an
Executive committee, once two-thirds of its members vote for it and record of the resolution is duly filed at the Companies Registry. It shall try to ensure that it has a majority of external directors to executive directors and that independent directors occupy at least one third of the total seats.

The Executive committee shall be chaired by the chairman of the Board of
Directors, or when this is not possible, by whomever the Company bylaws determines.

The secretary shall be the company secretary who, if absent, may be substituted by whomever is appointed by the meeting’s members.´

Article 27 of the Board Regulations establishes the duties of the Executive committee within the company, as follows:

´The Executive committee shall deal with the business that the Board of
Directors delegates to it in accordance with prevailing legislation or with the
Company’s bylaws.

Specifically, the Executive committee is entrusted with evaluation of the bank's system of corporate governance. This shall be analysed in the context of the company’s development and of the results it has obtained, taking into account any regulations that may be passed and recommendations made regarding best market practices, adapting these to the company’s specific circumstances.´

Additionally, article 28 of the Board Regulations establishes the following rules regarding the committee’s organisation and running:

´The Executive committee shall meet on the dates indicated in the annual calendar of meetings and when the chairman or acting chairman so decides.

All other aspects of its organisation and operation shall be subject to the provisions these regulations establish for the Board of Directors.

Once the minutes of the meeting of the Executive committee are approved, they shall be signed by the secretary and countersigned by whomever chaired the meeting.

Directors will be given access to the approved minutes of the Executive committee at the beginning of Board meetings, so that they can be aware of the content of its meetings and the resolutions it has passed.´

Name of the Committee:

AUDIT COMMITTEE

Brief Description:

B.2.3.2 Audit & Compliance Committee

The Board Regulations establishes the following:

´Article 29. Composition

The BBVA Audit & Compliance committee shall be formed exclusively by independent directors who are not members of the Bank’s Executive committee. They are tasked with assisting the Board of Directors in supervising the financial statements and exercising oversight for the BBVA Group.

It shall have a minimum of four members appointed by the Board in the light of their knowledge and experience in accounting, audit and risk management. One of these shall act as chairman, also by Board appointment.

Members of the committee do not necessarily have to be experts in financial matters but must understand the nature of the Group's businesses and the basic risks associated with it. It is also necessary that they be prepared to apply the judgement skills ensuing from their professional experience, with an independent and critical attitude. In any event, the committee chairman shall have experience in financial management and shall understand the accounting procedures and standards required by the bodies regulating the sector.

When the chairman cannot be present, his/her duties shall be performed by the most senior member of the committee, and, where more than one person of equal seniority are present, by the oldest.

The committee shall appoint a secretary who may or may not be a committee member but may not be an executive director.

Article 30. Functions

The committee will have the powers established under the Company bylaws, with the following scope:

-  Supervise the internal control systems' sufficiency, appropriateness and efficacy in order to ensure the accuracy, reliability, scope and clarity of the financial statements of the Company and its consolidated Group in their annual and quarterly reports. Also supervise the accounting and financial information that the Bank of Spain or other regulators from Spain and abroad may require, including those in countries where the Group operates.

- Oversee compliance with applicable national and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to anti-trust regulations. Also to ensure that any requests for action or information made by official authorities in these matters are dealt with in due time and in due form.

- Ensure that the internal codes of ethics and conduct and securities market trading, as they apply to Group personnel, comply with legislation and are properly suited to the Bank.
- Especially to enforce compliance with provisions contained in the BBVA directors charter, and ensure that directors satisfy applicable standards regarding their conduct on the securities markets.
As part of this objective scope, the Board shall detail the duties of the committee in specific regulations establishing procedures by which it may perform its mission. These shall supplement the provisions of these regulations.

Article 31. Rules of organisation and operation
The Audit & Compliance committee shall meet as often as necessary to comply with its functions although an annual calendar of meetings shall be drawn up in accordance with its duties.
Executives heading the Accounts & Consolidation, Internal Audit and Regulatory
Compliance departments can be invited to attend its meetings and, at the request of these executives, other staff from these departments who have particular knowledge or responsibility in the matters contained in the agenda, can also be invited when their presence at the meeting is deemed appropriate. However, only the committee members and the secretary shall be present when the results and conclusions of the meeting are evaluated
The committee may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.
The committee may call on the personal co-operation and reports of any employee or member of the management team when it considers that this is necessary to carry out its functions with regard to relevant issues. The usual channel for a request of this nature shall be through the reporting lines of the Company organisation. However, in exceptional cases the request can be notified directly to the person in question.
The system for convening meetings, quorums, the adoption of resolutions, minutes and other details of its operation shall be in accordance with the provisions of these
Board of Directors regulations insofar as they are applicable, and with whatever the specific regulations for this Committee may establish.´

Name of the Committee:

RISKS COMMITTEE

Brief Description:

B.2.3.3 Risks Committee

The Board Regulations establish the following:

´Article 38. Composition

The Risks committee shall have a majority of external directors, with a minimum of three members, appointed by the Board of Directors, which shall also appoint its chairman.

If its chairman is absent, its meetings shall be chaired by the longest-serving member of the committee and, in the event of more than one person with equal seniority, by the oldest.

Article 39. Functions

The functions of the Board of Directors’ Risks committee shall be as follows:

.. Analyse and evaluate proposals related to the Group's risk management and oversight policies and strategy. In particular, these shall identify:

a) The risk map;

b) The setting of the level of risk considered acceptable according to the risk profile (expected loss) and capital map (risk capital) broken down by the
Group’s businesses and areas of activity;

c) The internal information and oversight systems used to oversee and manage risks;

d) The measures established to mitigate the impact of risks identified should they materialise.

.. Monitor the match between risks accepted and the profile established.

.. Analyse and approve any risks that might compromise the Group's capital adequacy or recurrence of its earnings in view of their size or might entail operational or reputation risk.
.. Check that the Group possesses the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.

Article 40.  Rules of organisation and operation

The Risks committee shall meet as often as necessary to comply with its duties, convened by its chairman or by whomever stands in for its chairman in accordance with the provisions of the previous item although an annual calendar of meetings shall be drawn up in accordance with its tasks.
The system for convening meetings, quorums, the adoption of resolutions, minutes and other details of its operation shall be in accordance with the provisions of these Board of Directors regulations insofar as they are applicable, and whatever is established in the specific regulations of this Committee.´

B.2.4. Indicate the advisory and consultative powers as well as the delegated powers, if any, of each of the committees:

Name of committee
APPOINTMENTS COMMITTEE

Brief description
SEE B.2.3.4

Name of committee
RENUMERATION COMMITTEE

Brief description

SEE B.2.3.5

Name of committee
EXECUTIVE COMMITTEE

Brief description

Article 45 of the bylaws establishes that BBVA has an Executive committee, to which the Board has delegated all its powers of administration, except those that the law and/or bylaws deem undelegatable due to their essential nature.

Article 46 of the bylaws establishes the following:

´The Executive committee shall meet as often as its chairman or the person acting in his/her stead considers appropriate or at the request of a majority of the members thereof, and it shall consider those matters falling within the responsibility of the Board of Directors which the Board, in accordance with the applicable legislation or these bylaws, resolves to entrust to it, including, by way of illustration only, the following powers:
To formulate and propose policy guidelines, the criteria to be followed in the preparation of programmes and to fix goals, to examine the proposals put to it in this regard, comparing and evaluating the actions and results of any direct or indirect activity carried out by the Entity; determine the volume of investment in each individual activity; approve or reject transactions, determining methods and conditions;  arrange inspections and internal or external audits of all areas of operation of the entity; and in general to exercise the faculties delegated to it by the board of directors.´
Any investment or divestment worth over €50m must be submitted to Executive committee approval.

The duties of this committee are detailed in section B.2.3.1.

Name of committee

AUDIT COMMITTEE

Brief description

Article 48 of the bylaws establishes that the Audit committee be entrusted with the supervision of financial statements and the exercise of oversight. This committee shall have the authority and necessary means to carry out this fundamental role within the corporation.
The Audit committee shall have, as a minimum, the following powers:

a) to report, at the AGM on issues that shareholders bring up there regarding matters within the scope of its powers.

b) to propose to the Board of Directors, for submission to the AGM, the appointment of the Auditor of Accounts referred to in article 204 of the
Companies Act and, where applicable, the conditions under which they are to be hired, the scope of their professional remit, and the termination or renewal of their appointment.

c) to supervise internal auditing services.

d) to be apprised of  the financial information process and the internal control systems.

e) to maintain relations with the Accounts Auditor to receive information on such questions as could jeopardise the Accounts Auditor’s independence, and any others related to the process of auditing the accounts, as well as receive information and maintain communications with the Accounts Auditor as established under the legislation of accounts audits and the technical auditing standards.

The duties of this committee are detailed in section B.2.3.2.

Name of committee

RISKS COMMITTEE

Brief description

SEE B.2.3.3

B.2.5. Indicate, if applicable, the existence of regulations of the Board committees, where such regulations may be consulted and the amendments made during the fiscal year. Also indicate if any annual report of the activities performed by each committee has been voluntarily prepared.

Name of committee

 APPOINTMENTS COMMITTEE

Brief description
 The Board Regulations, amended in May 2010, as detailed in section B.2.3 of this report, include specific sections for each committee, regulating their composition, duties and operation. The Chair of the Appointments committee presented a report to the BBVA Board of Directors on its activities during 2010, describing the tasks carried out with respect the appointments, re-elections and severances of directors and other matters, such as the review of the status of the independent directors.

Name of committee

 RENUMERATION COMMITTEE

Brief description

The Chair of the Remuneration committee presented a report to the BBVA Board of
Directors on its activities during 2010, describing the tasks carried out with respect to the annual report on the Board remuneration policy.

Name of committee
 AUDIT COMMITTEE

Brief description

 The BBVA Audit & Compliance committee has a set of specific regulations approved by the Board, which govern its operation and powers, amongst other things. These regulations are available on the Company's website (www.bbva.com).

 During 2010, no amendments have been made to said Audit & Compliance committee regulations.

 The Board Regulations, as detailed in section B.2.3 of this report,include specific sections for each committee, regulating their composition, duties and operation.

The chair of the Audit committee presented the Board of Directors a report on its activities, describing the tasks the committee carried out with respect to its duties and, especially, with respect to the financial statements of the Bank and its Group, its work with the Group’s external auditors and the core features of the external audit plan for 2010, the monitoring of the internal control on financial information and the communications sent to the Group by the different regulators and the approval of the Regulatory Compliance Plan for the year.

Name of committee

 RISKS COMMITTEE

Brief description

 The BBVA Risks committee has a set of specific regulations approved by the
Board, which govern its operation and powers, etc. These regulations are available on the Company's website (www.bbva.com).

 During 2010, no amendments have been made to said BBVA Risks committee regulations.
 The Board Regulations, amended in December 2007, as detailed in section B.2.3 of this report, include specific sections for each committee, regulating their composition, duties and operation.

 The Risks Committee presented a report to the Board of Directors regarding the most significant aspects of what it did during 2010, describing the analysis and evaluation of proposals on the Group's risk policies and strategies on the global risk map; the monitoring of the degree to which the risks borne by the
Bank match the profile established and checking of the implementation of suitable means, systems and structures to implement its strategy in risk management.

B.2.6. Indicate whether the composition of the Executive Committee reflects the participation of the different directors in the Board of Directors based on their category:
YES

 C. RELATED-PARTY TRANSACTIONS

C.1. State whether the Board as a full body has reserved for itself the power to approve, after a favorable report of the Audit Committee or any other committee entrusted with such duty, transactions carried out by the Company with
Directors, with significant shareholders or shareholders represented on the
Board, or with persons related thereto:
YES

C.2. Describe the relevant transactions that involve a transfer of funds or obligations between the Company or entities within its Group and the Company’s significant shareholders:

C.3. Describe the relevant transactions that involve a transfer of funds or obligations between the Company or entities within its Group and the directors or managers of the Company:

C.4. Describe the relevant transactions made by the Company with other companies belonging to the same group, provided they are not eliminated in the preparation of the consolidated financial statements and they are not part of the ordinary course of business of the Company as to their purpose and conditions:

C.5. State whether the members of the Board of Directors have been subject to any conflict of interest situation during the fiscal year pursuant to the provisions of Article 127 ter of the Companies Law.

NO
C.6. Describe the mechanisms used to detect, determine and resolve potential conflicts of interest between the company and/or its Group, and its directors, managers or significant shareholders.

Articles 8 and 9 of the Board Regulations regulate issues relating to possible conflicts of interest as follows:

´Article 8.

Directors shall act ethically and in good faith.

For this reason directors must notify the Board of any direct or indirect conflict that they might have with the Company's interests, any stake they might have in a company whose activities are the same, similar or complementary to the
Company’s corporate object and the offices or functions which they perform in
it. They must also notify the Board of any activities that are the same, similar or complementary to those pursued by the Company when performed on their own behalf or on behalf of a third party.
The directors must inform the Appointments committee of their other professional obligations, in case these might interfere with the dedication required to comply with their duties as directors.

Article 9.

Directors must refrain from taking part or intervening in those cases where a conflict of interest with the Company might arise. Directors shall not be present when the corporate bodies to which they belongs are discussing matters in which they might have a direct or indirect vested interest, or matters that might affect persons with whom they are related or affiliated under legally established terms and conditions.

Directors must also refrain from taking a direct or indirect interest in businesses or enterprises in which Bank or companies of its Group hold an interest, unless such interest was held prior to joining the Board or the moment when the Group took out its interest in such business or enterprise, or unless such companies are listed on domestic or international stock exchanges, or unless authorised to do so by the Board of Directors.

Directors may not use their position in the Company to obtain material gain. Nor may they take advantage directly for themselves or indirectly for persons related to them, from any business opportunity that they have become aware of as a result of their Bank directorship, unless this opportunity has been previously offered to the Bank and the Bank had decided not to take it up and the director has been authorised to do so by its Board.

Directors must comply at all times with the applicable provisions of the BBVA
Group code of conduct for stock-exchange trading, with legislation and with any other internal codes regarding requests for loans, bank bonds and guarantees made to the financial subsidiaries of the BBVA Group. They must refrain from conducting or from suggesting to a third party any transaction involving shares of the Company and/or its subsidiary, affiliated or associate companies when their directorship has led to possession of privileged or confidential information before such information is known to the public.´

Since BBVA is a financial institution, it is subject to Act 31/1968 on incompatibilities and limitations of chairmen, directors and senior managers in the non-State banking sector. This act states that chairmen, deputy chairmen, directors and general managers or similar operating in the private-sector banking industry in Spain may not obtain credits, bonds or guarantees from the bank on whose board or management team they work, unless expressly authorised by the Bank of Spain.

All the members of the Board and the senior management are subject to the company’s code of conduct on securities markets

The BBVA Group’s code of conduct on the securities markets is intended to control possible conflicts of interest. It establishes that everyone subject to the code must notify the head of their area and the Regulatory Compliance department of situations that could potentially and under specific circumstances may entail conflicts of interest that could compromise their impartiality, before they engage in any transaction or conclude any business in which they could arise.

The above notwithstanding, the parties subject to the code have a permanent form filed with the Regulatory Compliance department, which they must keep up to date, with a standard declaration that they are given, declaring certain economic and family affiliations specified in the code.

Where there is any doubt about the existence of conflicts of interest, any party subject to the code must show maximum prudence and notify the head of his/her area and the Regulatory Compliance department of the specific circumstances surrounding their case, so that they may judge the situation for themselves.

C.7. Is more than one company of the Group listed in Spain?

NO
Identify the subsidiaries listed in Spain:

 D. RISK CONTROL SYSTEMS

D.1. General description of the risk control policy adopted by the Company and/or its Group, describing and assessing the risks covered by the system and providing a justification for the adjustment of such system to the profile of each kind of risk.

BBVA believes that excellence in the management of risk is an essential part of its competitive strategy. The Board of Directors approves the risk management and control policy, and the periodic monitoring of the internal reporting and control systems. To better carry out its duties, the Board has the support of the Executive committee and the Risks committee, whose main mission is to help it pursue its duties related to risk management and control. The functions allocated to it pursuant to article 36 of the Board Regulations are described in section D3. The general principles guiding the Group in its definition and monitoring of risk profiles are as follow:

1. The role of Risks is unique, independent and global.

2. The risks accepted must be compatible with the Group's target capital adequacy levels. They must be identified, measured and valued, with procedures in place for monitoring and management, as well as sound control mechanisms.

3. All risks must be integrally managed throughout their life cycle, treating different types of risk differently and actively managing portfolios based on a common measurement (economic capital).

4. The business areas are responsible for proposing and maintaining the risk profile within their level of accountability and within the framework of the corporate activity (defined as the set of Risks procedures and policies).

5. The risk infrastructure must be suitable in terms of people, tools, data bases, reporting systems and procedures. It must facilitate a clear definition of roles and responsibilities, ensuring efficient allocation of resources between the corporate area and the risks units in the business areas.

On the basis of these principles, the Group has developed a global risk management system structured in three main blocks:

A corporate risk governance scheme, separating out functions and responsibilities and aligned with international tendencies and recommendations, adapted to the regulatory requirements of each country and reflecting the most advanced practices in the markets where the Group operates.

A set of tools, circuits and procedures that incorporate the risk management model into strategic, tactical and operational decision processes within the
Group’s daily operations;

A system of internal controls. The Group's risks system is managed by the Risks
Area of the Corporate Centre, which combines a view of each risk type with a global vision.

The risks function is distributed between the risks units in the business areas and the Corporate Risks Area. The Corporate Risks Area defines global strategies and policies, while the risks units in the business areas propose and maintain the risk profile for each customer on an autonomous basis, but within the corporate framework.

The Corporate Risks Area combines the vision by risk type with a global vision.
It comprises the Corporate Risks Management unit, which covers the different types of risk, the Technical Secretariat responsible for technical comparisons, along with the transversal units of Structural Management, Asset Allocation,
Technology and Risk Evaluation Methods and Validation Control, which includes internal control and operational risk. This approach in the risks function ensures firstly the integration, control and management of all the Group's risks; secondly, application of standardised risk metrics, policies and principles throughout the entire Group; and thirdly, the necessary knowledge of each geographical area and each business.

This organisational set-up is supplemented with various committees, including the following:

The Global Asset Allocation Committee comprising the Chief Operating Officer of the Group, the CFO, the director of corporate development and structure and the director of Global Risk Management. This committee plans the process for risk acceptance, proposing an objective risk profile and proposes the objective risk profile to the Board's Risks Committee.

The Global Internal Control & Operational Risk Committee is intended to periodically review, at Group level and at the level of each unit, the control environment and the way that the Internal Control & Operational Risk models are working, monitoring and locating the main operational risks open in the Group, including those that are transversal in nature. This committee becomes the highest instance of operational risk management in the Group.

The Risks Management Committee comprises the heads of the risks units in the business areas and the heads of the Corporate Area Risks units. This body meets each month and is responsible for defining the Group risks strategy (especially regarding the function's policies and structure within the Group), for proposing the risks strategy to the Group Governing Bodies for approval, for monitoring the management and control of risks in the Group and, where applicable, adopting the corresponding measures. The Global Risk Management Committee comprises the corporate heads of the risks function in the Group and the heads of risk in the different countries. This committee meets every six months. Its remit includes reviewing the Group risks strategy and the review and pooling of the main risks initiatives and projects in the business areas.

The Risk Management Committee comprises the following permanent members: the head of Global Risk Management, the head of Corporate Risk Management and the head of the Technical Secretariat. The rest of the members will depend on the transactions it must analyse, in each of its sessions. The committee analyses and decides which financial programmes and operations fall within its remit and debate those that fall outside it, passing them on, where applicable with a favourable opinion, to the Risks Committee.

The ALCO has powers to actively manage the structural positions for the Group in interest rates and exchange rates, global liquidity and equity. The Technology &
Methods Committee is the forum in which the hedging is decided to cover the requirements of models and infrastructure in the business areas within the
GRMoperational model.The New Products Committee is charged with studying and, where applicable, approving the implementation of new products before initiating new activities; the later monitoring and control for the new products that are authorised, and the orderly development of the business and how to enable it to develop in a controlled environment.

CREDIT RISK.

Credit risk is defined as the loss that may occur stemming from the failure by a customer to fulfil the agreed contractual obligations in financial transactions with BBVA or from impairment of their asset quality.

Credit risk management includes managing counter-party risk, issuer risk, liquidation risk and country risk. The Group's credit risk management starts with the process of analysis prior to taking decisions, the decision-making, instrumentation and monitoring of the transactions formalised and may end with their recovery. It also covers the entire process of control and reporting at customer, segment, sector, business-unit or subsidiary level.

Any credit risk decision must be suitably valued and all customers must be classified in order to put the decision to the body with their respective profile. The main underpinnings for decisions on credit risk are: sufficient generation of customer funds to bear the repayments of the capital and interest owing on the loans, sufficient assets and the constitution of suitable and sufficient security to enable effective recovery of the transaction. All the credit transactions booked and paid up must be accompanied by the basic information for studying  their risk, the risk proposal. They must be supported by the approval documents, reflecting the terms and conditions granted by the pertinent body. The Group's credit risk management is based on an integrated structure covering all the functions, permitting objective, independent decision-making throughout the life cycle of the risk.

The Group has standardised criteria for action and conduct in how to deal with credit risk in an independent manner without detriment to the specialisation of each business unit or the specificities of the legislation prevailing in each country. In order to guarantee this standardisation, the definitions and proposal of the management criteria for credit risk, circuits, procedures, structure and oversight of the management are the responsibility of the
Corporate Risks Area. Managing credit risk according to the defined criteria is the responsibility of the business units as a function of the decision routing.
In the case of retail segments, the decision routing works as follows:
Authorisation comes from the empowerment level granted to the branches and retail business units and decisions are formalised as a function of what is dictated by the scoring tools. Changes in weighting and variables within these tools must be validated by the Corporate Risk Area. For the wholesale segments, the decision routing works as follows: Authorisation comes from the empowerment level granted according to the delegation rules and the decisions are formalised in the respective Risks committees.

The decisions adopted in Risks Committees are not collegiate but joint and several, the person with the highest-level delegation deciding the criterion.
The rule of delegation specifies those cases where the decision on policies for customers or transactions cannot be delegated due to possibilities of reputational risk or others that the governing bodies deem opportune. In other cases, the delegation will be based on an iso-risk curve plotted by BBVA rating validated by the Corporate Risk Area. This means that the main risks with customers or transactions in each business unit will be decided at the level of the Corporate Risk Area committees or higher. The criteria for the development and use of the scoring and rating tools are established by the Corporate Centre
Risks Area, including the construction, implementation and monitoring of models from Corporate Risk Management and their importance in calculating the EC, EP, customer monitoring, pricing. On the basis of the empowerment granted by the governing bodies to the president & COO and in compliance with the rule of delegation, the Corporate Risk Area is responsible for proposing the terms of delegation in each of the business units. This proposal will at all times be coherent with the characteristics of each unit's business; the relative sixe of its economic capital; the extent to whichthe Group's decision routing, procedures and standardised tools have been implemented; and the suitable organisational structure for correct credit risk management.

Policies on risk concentration.

In order to mitigate credit risk concentration in any geographical area, individual or industry, the Group constantly updates its individual and industry concentration indexes with respect to the different variables that may impact credit risk. Thus the Financial Quota or presence of the Group in one customer is based on that customer's asset quality, the type of transaction, and the
Group's presence in a market, according to the following guidelines: The balance between the customer's financial requirements, distinguishing between commercial/financial, short/long term needs, and the degree to which it is an attractive investment for BBVA. These elements give the most favourable mix of transactions compatible with the customer's requirements. Other conditioning factors are the legal requirements of each country, the ratio between the Bank's lending to the customer and its equity, avoiding excessive concentration of risks in too few customers. Likewise, it takes into account the conditioning factors stemming from the market, the customer, internal regulations, legislation and the macroeconomic climate. Suitable portfolio management makes it possible to identify concentrations and trigger action. Any transactions with customers or groups with an expected loss plus capital of more than €18m is decided at the level of the Risks Committee. This benchmark is equivalent to an exposure of 10% of the eligible equity for a AAA rating and 1% for a BB rating.
This entails the oversight of the main concentrations of individual risk by the highest-level governing bodies for risk, as a function of asset quality. There is a maximum concentration of 10% of eligible equity. Up to that level the operational approach is linked to detailed customer insight and knowledge of the markets and the industry in which the customer operates.

MARKET RISK:

This risk arises as a consequence of activity on the markets, using financial instruments whose value may be subject to changes in market conditions, reflected in changes in the different assets and financial risk factors. The risk may be mitigated or even eliminated by hedging with other products
(assets/liabilities or derivatives) or undoing the open position/transaction.
There are three key risk factors affecting market prices:

Interest-rate risk: This arises from changes in the time structure of market interest rates for the different currencies.

Exchange-rate risk: this arises from changes in the exchange rates between difference currencies.

Price risk: this arises from changes in market prices, either in factors specific to the instrument itself or in factors impacting all the instruments traded on the market.

There are also other risks that must be considered for certain positions: credit spread risk, base risk, volatility or correlation risk.

The basic variable used to measure and control the Group’s market risk is
Value-at-Risk (VaR). This estimates the maximum loss, at a certain confidence level, that could occur on the market positions of a trading book for a specific time horizon. The Group calculates VaR with a 99% level of confidence and a time horizon of 1 day. The current model for market risk limits consists of a global structure encompassing economic risk of capital (ERC) and the VaR and the VaR sub-limits and the stop-loss limits for each of the Group's business units. The global limits are approved each year by the Executive committee, at the proposal of the Central Unit for Risks in Market Areas, after hearing the Risks Committee presentation. The limits structures is drawn up by identifying specific risks by type, activities and desks. The coherence between global and specific limits and
VaR sub-limits and delta sensitivity is safeguarded by the market risk units.
This is supplemented with an analysis of the impact on the income statement by stress testing risk factors, considering the impact of past financial crises and economic scenarios that could come being in the future. In order to consider the performance of the business units over the year, the accumulation of negative results is linked to a reduction in the VaR limits established. To anticipate the application of this dynamic methodology and mitigate effects of adverse conditions, the structure is complemented with stop loss limits and warning signals that automatically activate procedures to deal with situations that could have a potential negative impact on market activities. The model for measuring market risks incorporates back-testing and measurements of the impact of extreme market movements on risk positions maintained (stress testing). At present stress testing is done on historic crisis scenarios and on impacts based on crisis scenarios drawn up by the Group’s Research Department.

STRUCTURAL RISKS:

Structural Interest Risk.

Managing the interest risk on the balance sheet aims to keep the Group's exposure to changes of market interest rates at levels in keeping with its risk profile and strategy. For this, the ALCO develops management strategies to maximise BBVA's economic value, safeguarding the recurrent generation of earnings through the net interest income. It not only considers market expectations, but also ensures that the exposure levels match the risk profiles defined by the Group management bodies and that an equilibrium is maintained between the expected earnings and the level of risk borne. The implementation of a system of transfer rates that centralises the Group's interest-rate exposure on the ALCO books helps to foster a suitable risk management of the balance sheet. The control and monitoring of the structural interest rate risk is done in the Risks Area. Acting as an independent unit, this area guarantees proper separation between risk control and risk management functions, in compliance with the Basel Committee on Banking Supervision recommendations. These functions include the design of measurement models and systems and the development of monitoring, reporting and control policies. Risks carries out monthly measurements of the structural interest rate risk, which support Group management. It is tasked with controlling and analysing the risk, and its work feeds into the main governing bodies, above all the Executive committee and the
Risks committee. Changes in the market interest rates impact the Bank's net interest income in the short and in the medium term. For its economic value, a long-term focus is applied. The main source of risk is the time lag between re-pricing and maturities for the products on the banking book. The Group's structural interest rate risk measurement model uses a set of metrics and tools to quantify and evaluate its risk profile. Models have been developed to reflect risks on the balance sheet, establishing hypotheses regarding early repayment of loans and the performance of deposits with no explicit maturity date. A simulation is carried out of interest rate curves to quantify the probabilities of risks and pick up any additional sources of risk apart from flow mismatching, coming not just from parallel movements but also from changes in steepness and curvature, based on the past behaviour of each currency. This simulation model generates the income at risk (YaR) and the economic capital (EC), with maximum deviations with a negative impact on the net interest income and the economic value, respectively, at a certain level of confidence over a defined period of time. These negative impacts are limited in each of the Group's entities by its limits policy. The risk measurement model is supplemented with scenario analyses and stress tests. Sensitivity to a standard variation of 100 basis points is measured on all market curves.

Structural Exchange Risk. Structural exchange risk mainly originates in exposure to changes in exchange rates arising in the Group's non-euro subsidiaries and the provisions to the branches outside Spain that are financed in a currency other than that of the loan-book. The changes in exchange rates impact the total net assets, the capital adequacy ratios and the budget compliance in BBVA's earnings, as there is an exposure due to the contribution made by the non-euro-area subsidiaries. The Finance Department, through ALCO (Assets &
Liabilities Committee) actively manages the exchange rate risk by drawing up hedging policies to minimise the impact on the Group's capital ratios from fluctuations in parities, and guaranteeing the countervalue in euros of the earnings that its subsidiaries generate in other currencies. The Risks area acts as an independent unit, tasked with designing measurement models, perform the risk calculations and ensure compliance with the limits. It reports on all this to the Risks Committee and the Executive committee. Measuring structural exchange rate risk is done on the basis of a simulation modelling of exchange rate scenarios. This makes it possible to quantify changes in value that could occur for a confidence level of 99% and a predetermined time horizon. This simulation generates a distribution of possible impacts on the Group's net assets and its income statement. Thus the maximum unfavourable deviation can be determined along both axes for a predetermined level of confidence and time horizon, which depends on the market liquidity in each of the currencies.
Additionally, this simulation model is used to generate a distribution of impacts on capital ratios, disaggregating the net assets and the risk weighted assets down to the level of each different currency. The Finance Department incorporates these measures into decision making, in order to match the Group's risk profile to the guidelines stemming from the limits structure authorised by the Executive committee on the basis of these same metrics.

Structural equities risk. The Group's exposure to structural risk on equities mainly stems from its holdings in industrial and financial companies with mid-term and long-term investment horizons. It is reduced by the short net positions maintained in derivative instruments on the same underlyings in order to limit the portfolio's sensitivity to potential drops in prices. The Risks area carries out the effective measurement and monitoring of structural equities risk in order to limit its negative impact on the capital adequacy and the recurrence of the Group's earning that could arise from poor performance of the value of the holdings that it has in the capital of other industrial and financial companies. The monitoring perimeter comprises the positions of this nature in the investment portfolio. For reasons of prudence and efficiency in management, this includes holdings that consolidate, even if the changes in their value would not have an immediate impact on the net worth of the Group.
Moreover, to determine exposure, the positions in derivatives over underlyings of the same nature are considered, used to limit the portfolio's  sensitivity to potential falls in prices. In order to ensure that this risk is kept within levels compatible with the Group's target risk profile, a control and stop-loss mechanism has been structured, working on the coordinates of exposure, earnings and economic capital. The Risks area estimates the levels of risk borne and also does periodic stress testing and back testing and scenario analysis. It monitors the degree of compliance with the limits authorised by the Executive committee and periodically reports on all aspects of its mission to the senior management.
The measurements of economic capital are also integrated into the measurements of risk adjusted returns used to foster efficient management of the Group's capital.

Liquidity risk.

Liquidity risk is the possibility that an entity may not be able to meet its payment commitment or that in order to do so, it may have to raise funds under burdensome conditions, impairing its reputation and public image. The Group centralises its liquidity risk monitoring in each bank, with two focal objectives: The short-term focus covers up to 90 days. It mainly centres on managing the payments and collections of Treasury and Markets, including proprietary trading in the area and the possible liquidity requirements of the bank as a whole. The medium-term structural focus centres around the financial management of the balance sheet, with a minimum one-yearly time horizon in its monitoring. The evaluation of liquidity risk on assets is based on whether or not the assets are eligible for re-discounting from the corresponding central bank. Under normal situations, maximum liquidity assets, whether for the short or the mid-term focus, are considered to be assets that are on the list of eligible assets published by the ECB or the corresponding monetary authority.
Non-eligible assets, listed or not for public trading, will only be considered a second line of liquidity for the Group when analysing crisis scenarios. The integrated management of liquidity is carried out by the ALCO through the
Finance Department. It takes into account a wide range of limits, sub-limits and alerts approved by the Executive committee. With these, the Risks area independently takes measurements and exercises oversight. It also provides the tools manager with support and metrics for decision making. Each of the local risks areas, all independent of the local manager, comply with the corporate principles of liquidity risk control established by the Central Structural
Market Risks Unit (UCRAM) for the Group as a whole. At the level of each entity, the managing areas request and propose a set of quantitative and qualitative limits and alerts that affect both short and mid-term liquidity risk. Such requests must be authorised by the Executive committee. The Risks area also performs daily and monthly measurements of risk incurred, develops valuation tools and models, does periodic stress testing, measures the degree of concentration with inter-bank counterparties. It draws up manuals on policies and procedures and monitors the authorised limits and alerts, reviewing them at least once a year. The information on liquidity risks are periodically submitted to the Group's ALCO and to the managing areas concerned. Under the Contingency
Plan, the Technical Liquidity Group (GTL) carries out the initial analysis of the Group's short and long-term liquidity situation when there is any alert signal or sign of a possible crisis. The Technical Liquidity Group comprises specialists from the short-term trading desk in Treasury, the Finance Department and UCRAM. Structural risks. When such alerts might reflect a certain degree of gravity, the GTL reports to the Liquidity committee, made up of the heads of the corresponding areas. The Liquidity committee is tasked with calling the Crisis
Committee in the event of extreme necessity.

OPERATIONAL RISK:

Operational risk is the risk of loss due to failures or mismatches of processes, staff and internal systems or due to external events. Since 2000, the Group has had an operational risk model based on identifying and quantifying all the risks individually. The model is based on the concept of anticipation. This means it must be able to identify operational risks and their possible consequences before they materialise in the form of events. BBVA has various tools implemented to cover the qualitative and quantitative aspects of operational risk:

Ev-Ro: this is a tool for identifying and quantifying operational risk factors, ie, any circumstances that cause or could cause losses. Their frequency and impact on the business and support areas is estimate in terms of the direct cost, the indirect cost (inefficiency) and their opportunity cost (manque à
gagner). This tool is implemented throughout the Group and is updated each year.
Ev-Ro identifies priority operational risk factors, which represent 80% of the quantified risk. The Operational Risk committees focus nearly all their attention on these factors.

TransVaR: to supplement Ev-Ro, the Group has an operational risk management tool using indicators. An indicator is a variable associated to a process that measures its attributes, such as quality. Consequently, it also serves to measure operational risk. This tool fundamentally serves to monitor the risk performance and to establish alert signals. TransVar indicators are associated to the causes of operational risk. They are predictive by nature. The most important indicators are volumes processed, systems availability, the regularity of account reconciliation and the number of incidents in processes. SIRO:
operational risk events tend to have a negative impact on the income statement.
To keep exhaustive control over them, they are recorded to a data base called
SIRO. For this to be trustworthy, it is fed directly from the accounts department. The internal SIRO data are supplemented with information from an external data base that come from the ORX consortium (Operational Risk Exchange,
orx@org.com. BBVA was a founding member of this non-profit association, which now has 50 first-line banks from 18 countries as members.

The operational risk events are classified into the risk categories established under Basel 2: processes, fraud (internal and external); technology, human resources, trading practices, disasters and suppliers. The Group also has its internal control model that informs the best practices contained in the documents Enterprise Risk Management – Integrated COSO Framework and the BIS
Framework for Internal Control Systems in Banking Organisations. The Internal
Control Model fits into the Integral Risk Management Framework, which is a process within the organisation that involves its board of directors, its senior management and all its staff. It is designed to identify potential risks facing the institution, to ensure these are managed within the limits established, such that the business objectives can be guaranteed, insofar as this is reasonable.
This Integrated Risks Management Fraework includes specialist units, the
Internal Control and Operational Risk function and Internal Audit.

The Internal Control Model is based on the following principles:
1. The axis for articulating the Internal Control Model is the process.
2. 2. The activity of identifying, evaluating and mitigating risks must be unique for each process.
3. The responsibility for internal control falls to the units within the Group.
4. The systems, tools and information flows supporting the activities of internal control and operational risk must be unique or, in all cases, administered in an integrated fashion by one sole unit.
5. The specialist units promote policies and draw up internal standards whose second-level development and application is done by the Corporate Internal
Control and Operational Risk Unit. One of the essential elements in the model is the Entity-Level Controls, a high level layer of controls aimed to reduce the severity of the risks inherent to the business. The Internal Control and
Operational Risk deparment in each unit is responsible for implementing the control model within its scope of powers and to manage existing risk by proposing improvements to processes. Given that the scope of responsibility of some units is global, there are transversal control functions to supplement the aforementioned control mechanisms. Finally, the Internal Control & Operational
Risk Committee in each unit is responsible for approving the suitable plans for mitigating each of the risks and issues detected. This structure of committees culminates in the Group Global Internal Control & Operational Risk Committee.
The use of all the tools, and the implementation of the risk control systems and correct performance of the risk function has meant that there is a low level of risk materialisation, the levels of NPA levels are controlled and the BBVA Group has high levels of capital adequacy.

D.2. Indicate whether any of the various types of risks (operational, technological, financial, legal, reputational, tax-related, etc.) affecting the
Company and/or its Group materialized during the fiscal year.
YES

If so, indicate the circumstances giving rise to them and whether the established control systems have worked:

Risk materialised in the financial year

See following sections

Circumstances that led to this

Risk is inherent to financial activities and therefore the materialisation of risk, to a greater or lesser degree, is absolutely unavoidable.

Operation of the control systems

The Group has sophisticated systems and tools for measuring and controlling risk of whatever kind. Its aim is to limit the maximum impact that risks could trigger were they to materialise. The control systems have worked satisfactorily during 2010. Below, we detail the most relevant parameters of risk management in
2010 for the BBVA Group.

CREDIT RISK

Mitigation of credit risk, collaterals and other credit enhancements, including hedging and risk mitigation policies.

Maximum exposure to credit risk, in most cases, is reduced by collateral, credit enhancement and other actions that mitigate the Group's exposure.

The Group's policy for covering and mitigating credit risk derives from its business model in banking. It is, above all, a relationship-oriented bank. On the basis of this relational banking model, the constitution of security is a necessary instrument, but not sufficient when granting risks. Thus, for the
Group to bear a risk, it must first verify the payment capacity or the capacity to generate funding to meet the repayment schedule on the risk taken.
The procedures used to value collateral security reflect best practices in the market. This means using appraisals for real-estate collateral, market pricing for exchange-traded securities, listed prices for holdings in mutual funds, etc.

All collateral must be correctly instrumented an duly registered. It must also be approved by the Group's Legal Affairs units.

The following is a description of the main collateral received for each category of financial instruments:

Trading portfolio: The collateral or credit enhancement obtained directly from the issuer or counterparty are implicit in the clauses of the instrument. In trading derivatives the credit risk is minimised by contractual clearing agreements, in which derivative assets and liabilities with the same counterparty are netted out for settlement. There may also be other kinds of security, depending on the solvency of the counterparty and the nature of the transaction.

Other financial assets at fair value with changes in profits and losses: The collateral or credit enhancement  obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

Financial assets available for sale: The collateral or credit enhancement obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

Credit investments:

- Deposits in financial institutions: These have the personal guarantee of the counterparty and, in some cases, additional guarantees from another financial institution which a credit derivative has been established.

- Customer credit: Most transactions include a personal guarantee from the counterparty. However, additional collateral is required to assure lending transactions with customers. This can be mortgage guarantees, money guarantees, pledges of securities or other property-based collateral.
Other kinds of credit enhancement can be carried out, such as: credit derivatives, guarantees.

- Securities representing debt: The collateral or credit enhancement obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

Portfolio of investments held to maturity: The collateral or credit enhancement obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

Hedging derivatives: Credit risk is minimised by contractual clearing agreements, in which derivative assets and liabilities with the same counterparty are netted out for settlement. There may also be other kinds of security, depending on the solvency of the counterparty and the nature of the transaction. Financial guarantees, other contingent liabilities and available for third parties: These have the personal guarantee of the counterparty and, in some cases, additional guarantees from another financial institution which a credit derivative has been established.
At 31st December 2010, the average amount pending collection on mortgage loans was 53.1% of the value of the collateral on the loans.

Unimpaired matured financial assets

The balance of financial assets that have mature but are not considered impaired, at 31st December 2010, including any amount due at that date, was
€1,670m. Of these, 64.8% had over-run the first maturity date by less than one month, while 18.6% had over-run the first maturity date by between one and two months and 16.6% had over-run first maturity date by between two and three months.

Doubtful or impaired assets and impairment losses.

The balance of impaired financial assets at 31st December 2010 was €15,472m. Of this sum, €15,936m come from the loan book and €140m from debt securities. At
31st December 2010, the amount of impaired contingent liabilities was €324m.

The estimated value of the assets securing doubtful risks with collateral at
31st December 2010 was greater than the amount outstanding on such risks.

Changes have been booked during 2010 for the financial assets and contingent liabilities that have impaired. A total of €13,207m have been added; €9,138m have been recovered; €4,307m have been charged down and €247m have been booked as exchange rate and other differences.
The Group's non-performing asset ratio on ´Customer credit´ and ´Contingent
Liabilities' at 31st December 2010 was 4.1%, ie, two percentage point increase against the previous year.

Renegotiated financial assets

At 31st December 2010, the amount of renegotiated financial assets, which could have been impaired had their terms and conditions not been negotiated, did not vary significantly against the previous year.

MARKET RISK
Market risk in 2010

The BBVA Group's market risk has risen slightly in 2010 compared against earlier years. The average exposure in 2010 (calculated as VaR without curve flattening)
was €32.9m. During the first half of the year, there was higher exposure to interest rates by some of the Group companies in South America and Bancomer, as interest rates were expected to fall. When they did, this meant significant cutbacks in the short part of the local curves. This has a positive impact on the earnings from business volumes. This greater exposure was limited gradually, as the central banks began to stabilise their interest rates, contributing to a reduction in the market risks in the region. This was taken up positively by the markets, which showed a reduction in volatility. During the second half of 2010, the Group's market risk performance was marked by increased exposure in Global
Markets Europe, especially in long-term interest rates and equities volatility.

D.3. Indicate whether there is any committee or other decision-making body in charge of establishing and supervising these control mechanisms.

YES

 If so, describe its duties:
Name of the Committee or Body

RISKS COMMITTEE

Description of duties

According to the recommendations of the Basel Committee, monitoring and supervision of risk management at financial entities is the duty of the board of directors which is the ultimate body responsible for approval and periodic review of the bank's strategies and policies on risk, reflecting its risk tolerance and the expected level of return. However, the growing complexity of risk management at financial institutions requires them to define a risk profile that matches their strategic goals. They must advance gradually, as circumstances permit, towards a model that establishes a system of delegation based on amounts and ratings. This also applies to active tracking of exposure to quantifiable risks by means of a map of risk capital, expected losses and control on non-quantifiable risks.

Thus analysis and periodic tracking of risk management with regard to the attributes of the administrative bodies of the bank, made it advisable to set up a specific board committee for this purpose. Within the scope of its defined functions, this committee should apply the necessary dedication to analyse the way risk is handled in the entire Group. Consequently, the Risks committee of the Board has been assigned the following duties, in accordance with the board regulations:

.. Analyse and evaluate proposals related to the Group's risk management and oversight policies and strategy. In particular, these shall identify:

a) The setting of the level of risk considered acceptable according to the risk profile (expected loss) and capital map (risk capital) broken down by the
Group’s businesses and areas of activity;

b) The internal reporting and internal control systems used to oversee and manage risks;

c) The measures established to mitigate the impact of the risks identified, should they materialise.

.. Monitor the match between risks accepted and the profile established.

.. Analyse and approve any risks that might compromise the Group's capital adequacy or recurrence of its earnings or might entail significant operational or reputation risk.

.. Check that the Group possesses the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.

D.4. Identification and description of the procedures for compliance with the various regulations that affect the Company and/or its Group.

The Group's Risks Area is the highest instance tasked with ensuring compliance with all the different regulations affecting the Bank and its Group. To that end, it operates independently from the business units to ensure that it guarantee not only regulatory compliance, but also the application of the best standards and most advanced practices.

There are also two basic mechanisms that guarantee compliance with the different regulations that affect the Group's companies. These are based on the controls that are applied by the following areas. The Internal Audit area monitors compliance with internal procedures and their adaptation to regulatory requirements.

And the Compliance area ensures global compliance with legal requirements that affect the Group.
More particularly, in 2010, within Risk Management, parallel to closer integration of risk management and business decision-making, the Bank of Spain approved the advanced internal models that the Group presented for calculating minimum eligible equity for credit-card risk in Mexico, and is now in the final stage for approving the advanced model for operating risk in Spain and in
Mexico, which is expected to come through at the beginning of 2010. It also has internal models that have already been approved by the supervisor for calculating market risk capital consumption and credit risk capital consumption in Spain.

The Group is actively co-operating with the supervisors to move forward in a consistent and co-ordinated fashion with validation of the advanced models.

E   GENERAL SHAREHOLDERS’ MEETING

E.1. Indicate and, if applicable, explain whether there are differences with the minimum requirements set out in the Companies Law in connection with the quorum needed to hold a valid General Shareholders’ Meeting.

YES

 % of quorum different from that established as a general rule in Section 102 of the Companies Law % of quorum different from that established in Section 103 of the Companies Law for the special cases set forth in such Section 103
Required quorum upon first call 0 66.670
Required quorum upon second call 0 60.000

Description of differences
Article 194 of the Capital Companies Act (103 of the Companies Act) establishes that in order for a General Meeting (whether annual or extraordinary) to validly resolve to increase or reduce capital or any other amendment to the bylaws, bond issuance, the suppression or limitation of the pre-emptive subscription rights over new shares, or the transformation, merger or break-up of the company and global assignment of assets and liabilities and the off-shoring of domicile, the shareholders present and represented on first summons must possess at least fifty percent of the subscribed capital with voting rights.
On second summons, twenty-five percent of said capital will be sufficient.

The above notwithstanding, article 25 of the BBVA bylaws established that a reinforced quorum of two thirds of subscribed capital is required on first summons and of 60% of said capital on second summons, in order for the following resolutions to be validly adopted: substitution of the corporate object, transformation, total break-up, winding-up of the company and amendment of the article in the bylaws establishing this reinforced quorum.

E.2. Indicate and where applicable give details, whether there are any differences from the minimum standards established under the Companies act with respect to the adoption of corporate resolutions.

NO

Describe the difference from the rules provided by the Companies Law.

E.3. Explain the rights of the shareholders regarding general shareholders’
meetings which are different from the rights provided for in the Companies Law.
There are no shareholders’ rights in the Company other than those established under the Companies Act with respect to General Meetings.

Shareholders’ rights in this respect are also shown in detail in the General
Meeting regulations, which are publicly available on the Company website

E.4. Indicate, if applicable, the measures adopted to encourage the participation of shareholders at General Shareholders’ Meetings.

BBVA, in order to encourage the participation of its wide base of shareholders in its General Meetings, apart from establishing all the information channels required by law, also sends an attendance card to the domicile of all shareholders with the right to attend, sufficiently in advance of the Meeting.
This includes the agenda and information on the date, time and place where the
General Meeting is to be held.

It also posts information regarding the General Meeting on its website, with the agenda, details on its arrangements, the proposed resolutions that the board of directors will put to it and the channels of communication between the company and its shareholders, via which shareholders may apply for further details on the General Meeting.
To facilitate our shareholders’ participation in the AGMs, a procedure has been established, in compliance with sections 2 and 3 of article 189 of Capital
Company Act (sections 4 and 5 of article 105 of the Companies Act,) to enable shareholders that are not planning to attend the AGM to vote by proxy or remotely. This procedure has been used in all General Meetings held over the last four years.

In this manner, and in accordance with the Companies Act and the bylaws, voting rights on proposals regarding agenda items may be delegated or exercised by the shareholder by post, e-mail or any other remote means of communication, provided the voter’s identity is duly guaranteed.

Pursuant to article 528.2 of the consolidated text of the Capital Companies Act, has previewed to set up an Online Shareholder Forum on the Bank-s website
(www.bbva.com) for the run-up to the General Meeting.
Votes and proxies can also be sent via electronic mail, through the bank’s website (www.bbva.com), following the instructions given there. This information is available in English and Spanish.

E.5. Indicate whether the chairman of the General Shareholders’ Meeting is also the chairman of the Board of Directors. Describe, if applicable, the measures adopted to ensure the independence and proper operation of the General
Shareholders’ Meeting:

YES
Description of measures

Article 26 of the corporate bylaws establishes that “the Chairman of the General
Meeting shall be Chairman of the Board of Directors. When there is no such or he/she is absent, the General Meeting shall be chaired by the Deputy Chairman.
If there should be several Vice-Chairmen, in accordance with the order laid down by the Board when appointing them, failing which, by the oldest vice-Chairman.
If no persons hold the said offices or if they are absent, the Meeting shall be chaired by the Director appointed for that purpose by the Board of Directors.
Likewise, the Secretary of the Board shall act as the Secretary of the Meeting, and if no person holds that office or if he is absent, there person appointed by the Board to replace him shall act as Secretary of the Meeting.
The correct operation of the General Meeting is guaranteed under the General
Meeting Regulations approved by the company shareholders at the AGM, February
2004.

General Meetings shall be convened at the initiative and according to the agenda determined by the board of directors. The board must necessarily convene a
General Meeting when so requested by shareholders representing a minimum of five percent of the share capital.
Should the board of directors call the General Meeting for within the following thirty days as of the date on which required to do so by notarised document, it shall mention its compliance with this requirement in the notice convening it.
The notice shall cover the matters that said notarised document puts forward as grounds for holding the meeting.

Annual and extraordinary General Meetings must be called by notices that the board of directors or its agents shall publish in the Official Gazette of the
Companies Registry and in one of the highest-readership daily newspapers in the province of its registered offices, at least one month before the date established for the meeting, pursuant to the Companies Act.

The notice shall state on which date the General Meeting is to meet at first summons and all the business it will deal with. It must contain all references stipulated under the Companies Act. It must also state the date on which the
General Meeting will be held at second summons. Shareholders representing at least five percent of the share capital may request a supplement to the notice calling a general meeting be published adding one or more agenda items.
The notice of meeting for the General Meeting shall state the shareholders’
right, as of the date of its publication, to immediately obtain at the registered offices any proposed resolutions, reports and other documents required by law and by the bylaws, free of charge.

It shall also include necessary details regarding shareholder information services, indicating telephone numbers, email address, offices and opening hours. Once the notice of meeting has been published, documents relating to the
General Meeting shall be posted to the Company website, with information on the agenda, the proposals from the Board of Directors, and any relevant information shareholders may need to issue their vote.  Where applicable, information shall be provided on how to follow the General Meeting from a remote location employing duly established broadcast systems. Information on anything else considered useful or convenient for the shareholders for such purposes shall be included.

Until the seventh day before the General Meeting date, shareholders may ask the board for information or clarification, or send in written questions regarding agenda items and information available to the public that the company may have furnished to the CNMV (the Spanish exchange authorities)  since the last general meeting was held. After this deadline shareholders have the right to request information and clarification or ask questions during the General Meeting as established under article 18 of the General Meeting regulations.

The right to information may be exercised through the company website, which shall publish the lines of communication open between the company and its shareholders and explain how shareholders may exercise their right. It shall indicate the postal and email addresses to which shareholders may send their requests and queries.

The General Meetings the Company holds may be attended by anyone owning the minimum number of shares established in the Bylaws, providing that, five days before the date on which the General Meeting is to be held, their ownership is recorded on the corresponding company ledgers and they retain at least this same number of shares until the General Meeting is actually held.  Holders of fewer shares may group together until achieving the required number, appointing a representative.

The bylaws establish that shareholders may vote on proposals on matters in the agenda items at any kind of General Meeting by proxy or by post, e-mail or any other remote means of communication, provided the voter’s identity is duly guaranteed in the manner described in sections E.4, E.9 and E.10 of this report and articles 8 to 10 of the General Meeting Regulations. The General Meetings
shall be held in such fashion as to guarantee the shareholders’ participation and exercise of political rights. The Company shall take such measures as it deems necessary to preserve the proper order in running the General Meeting.

Proper means of surveillance, protection and law enforcement shall be established for each General Meeting. These will include such entrance control and identification systems as may be deemed suitable at any time in view of the circumstances under which the sessions are held.
The General Meeting regulations contain clauses on how the attendance list is to be drawn up, how the Meetings are to be organised and how the proposed resolutions are to be voted in such a way as to guarantee the smooth running of the General Meetings.

E.6. Indicate the amendments, if any, made to the Regulations for the General
Shareholders’ Meeting during the fiscal year.
There have been no changes to the General Meeting Regulations during 2010.

E.7. Indicate the data on attendance at the general shareholders’ meetings held during the fiscal year referred to in this report:

Attendance data
                                               % voto a distancia
Date of General  %of shareholders % of shareholders Vote by means Others Total
Shareholders’   present in person  represented       electronic          Meeting
                            by proxy

12/03/2010       2.350       36.880        0.030 20.050 59.310

E.8. Briefly describe the resolutions adopted by the shareholders acting at the general shareholders’ meetings held during the fiscal year to which this report refers and the percentage of votes by which each resolution was passed.

A summary is given below of the resolutions adopted at the AGM, 12th March 2010, along with the percentage of votes by which each was passed.

ITEM ONE.- Examination and approval, where forthcoming, of the annual accounts and management report for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated financial group. Application of earnings; dividend payout. Approval of corporate management. All these refer to the year ended 31st December 2009.

Resolution One adopted by 95.12%.

- Number of votes issued: 2,222,959,823
- Number of votes in favour: 2,114,428,733
- Number of votes against: 16,454,945
- Number of abstentions: 92,076,145

ITEM TWO.- Adoption of the following resolutions on ratification and re-election of Board members:

2.1.- Re-election of Francisco González Rodriguez
2.2.- Ratification and re-election of Ángel Cano Fernández
2.3.- .- Re-election of Ramón Bustamante y de la Mora
2.4.- Re-election of Ignacio Ferrero Jordi

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at whatever it may be at the moment according to the resolutions adopted under this agenda item, of which the General Meeting will be apprised for all due effects.

Resolution 2.1 adopted by 93.42%:

- Number of votes issued: 2,222,959,823
- Number of votes in favour: 2,076,628,600
- Number of votes against: 64,634319
- Number of abstentions: 81,696,904

Resolution 2.2 adopted by 95.20%:

- Number of votes issued: 2,222,959,823
- Number of votes in favour: 2,116,161,650
- Number of votes against: 27,675,443
- Number of abstentions: 79,122,730

Resolution 2.3 adopted by 95.03%:

- Number of votes issued: 2,222,959,823
- Number of votes in favour: 2,112.494,575
- Number of votes against: 31,064,886
- Number of abstentions: 79,400,362

Resolution 2.4 adopted with a 95.09% majority:

- Number of votes issued: 2,222,959,823
- Number of votes in favour: 2,113,820,898
- Number of votes against: 29,999,054
- Number of abstentions: 79,139,871

ITEM THREE.- Authorisation for the Company to buy back treasury stock directly or through Group companies pursuant to article 75 of the consolidated text of the Companies Act, establishing the limits or requirements for such acquisitions, and with express powers to reduce share capital to redeem treasury stock, delegating to the board of directors all necessary powers to implement the resolutions adopted by the General Meeting in this respect, repealing, insofar as unavailed, the authorisation granted by the AGM, 13th March 2009.

Resolution Three adopted by 95.29%.

- Number of votes issued: 2,222,959,823
- Number of votes in favour: 2,118,218,526
- Number of votes against: 23,433,567
- Number of abstentions: 81,307,730

ITEM FOUR.- Approval, for application by the Bank and its subsidiaries of a variable remuneration schem in BBVA shares for 2010-2011 for members of the senior management, including executive directors and members of the Management
Committee, entailing the delivery of BBVA shares to its beneficiaries.

Resolution Four adopted by 94.47%

- Number of votes issued: 2,222,959,823
- Number of votes in favour: 2,100,088,143
- Number of votes against: 34,214,561
- Number of abstentions: 88,657,119

ITEM FIVE.- Re-election of the audit firm for  the accounts of Banco Bilbao
Vizcaya Argentaria, S.A. and its consolidated Group in 2010.

Resolution Five adopted by 95.66%.

- Number of votes issued: 2,222,959,823
- Number of votes in favour: 2,126,568,087
- Number of votes against: 6,117,882
- Number of abstentions: 90,273,854

ITEM SIX.- Conferral of authority to the Board of Directors, with powers to in turn delegate such authority, to formalise, correct, interpret and implement the resolutions adopted by the General Meeting..

Resolution Six adopted by 95.88%.

- Number of votes issued: 2,222,959,823
- Number of votes in favour: 2,131,423,257
- Number of votes against: 11,592,453
- Number of abstentions: 79,944,113

E.9. Indicate whether there are any by-law restrictions requiring a minimum number of shares to attend the General Shareholders’ Meeting.
YES

Number of shares required to attend the General Shareholders’ Meeting 500

E.10. Indicate and justify the policies followed by the company with respect to proxy-voting at the General Shareholders’ Meeting.

As indicated above, any shareholders entitled to attend may be represented at the AGM by another shareholder, using the form of proxy established by the
Company for any General Meeting, that will be displayed on the attendance card.
No shareholder may be represented at the General Meeting by more than one proxy.

Representation conferred to someone not eligible at Law to act as proxy shall neither be valid nor effective. Proxies conferred by holders in trust or in agency may be rejected

Proxies must be conferred in writing or by means of remote communication that comply with the requirements of article 189 of Capital Company Law (article 105 of the Companies Act) and other applicable legislation regarding distance voting. This must be specific for each General Meeting.

Representation shall always be revocable. Should the shareholder represented attend the General Meeting in person, his/her representation shall be deemed null and void.

E.11. Indicate whether the Company is aware of any policy of institutional investors as to participating or not in the decisions of the Company:

NO

E.12. Indicate the address and manner for accessing corporate governance content on your website.
The content that must be published pursuant to Act 26/2003, 17th July, on the transparent governance of listed companies, as ramified under Ministerial Order
ECO/3722/2003, 26th December, and the content required under CNMV Circular
1/2004, 17th March, on the annual report on corporate governance of listed companies, appendix I whereof was amended by CNMV Circular 4/2007, 27th
December, amending the standard annual report form on corporate governance of listed companies, is directly accessible at www.bbva.com.

F
 DEGREE TO WHICH CORPORATE GOVERNANCE RECOMMENDATIONS ARE FOLLOWED

Indicate the company’s degree of compliance with the recommendations of the
Unified Good Governance Code.

If the company does not comply with any of such recommendations, please explain the recommendations, standards, practices or criteria applied by the company.

1. The by-laws of listed companies do not limit the maximum number of votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of the acquisition of its shares on the market.
See sections: A.9, B.1.22, B.1.23 and E.1, E.2

Complies
2. When both the parent company and a company controlled by it are listed companies, they both provide detailed public disclosure on:

a) Their respective areas of activity, and any business dealings between them, as well as between the controlled listed company and other companies belonging to the group;
b) the mechanisms in place to resolve any conflicts of interest that may arise.
See sections: C.4 and C.7
Not applicable

3. Even if not expressly required under applicable commercial Laws, transactions involving a structural change of the company and, in particular, the following, are submitted to the shareholders at the General Shareholders’ Meeting for approval:
a) The transformation of listed companies into holding companies through
“subsidiarization,” i.e., reallocating core activities to controlled entities that were previously carried out by the company itself, even if the latter retains full ownership of the former;
b) The acquisition or disposal of key operating assets, when it involves an actual change in the corporate purpose;
c) Transactions whose effect is tantamount to the liquidation of the company.

Complies

4. Detailed proposals of the resolutions to be adopted at the General
Shareholders’ Meeting, including the information to which recommendation 28 refers, are made public at the time of publication of the notice of call to the
General Shareholders’ Meeting.

Complies

5. Matters that are substantially independent are voted on separately at the
General Shareholders’ Meeting, in order to allow the shareholders to express their voting preferences separately. This rule applies, in particular:

a) To the appointment or ratification of directors, which shall be voted on individually;
b) In the event of amendments of the By-Laws, to each article or group of articles that are substantially independent of one another.
See section:  E.8

Complies

6. Companies allow split votes so financial intermediaries who are recorded as having shareholder status but act for the account of different clients can divide their votes in accordance with the instructions given by such clients.
See section:  E.4

Complies

7. The Board performs its duties with a unity of purpose and independent judgment, affording equal treatment to all shareholders in furtherance of the corporate interests, which shall be understood to mean the optimization, in a sustained fashion, of the financial value of the Company.
It likewise ensures that in its dealings with stakeholders, the Company abides by the laws and regulations, fulfills its obligations and contracts in good faith, respects the customs and good practices of the industries and territories in which it carries on its business, and upholds any other social responsibility standards to which it has voluntarily adhered.

Complies

8. The Board assumes responsibility, as its core mission, for approving the company’s strategy and the organization required to put it into practice, and to ensure that Management meets the objectives set while pursuing the company’s interest and corporate purpose. As such, the full Board reserves for itself the right to approve:

a) The company’s policies and general lines of strategy, and in particular:
i. The strategic or business Plan as well as the management objectives and annual budgets;
ii. The investment and financing policy;
iii. The design of the structure of the corporate group;
iv. The corporate governance policy;
v. The corporate social responsibility policy;
vi. The policy for compensation and assessment of the performance of senior managers;
vii. The risk control and management policy, as well as the periodic monitoring of internal information and control systems;
viii. The dividend policy and the policy regarding treasury stock and, especially, the limits thereto.
See sections: B.1.10, B.1.13, B.1.14 and D.3

b) The following decisions:
i. At the proposal of the chief executive of the Company, the appointment and, if applicable, removal of senior managers, as well as their severance packages.
See section: B.1.14
ii. The compensation of directors and, in the case of executive directors, the additional compensation to be paid for their executive duties and other terms of their contracts.
See section: B.1.14
iii. The financial information that the Company must periodically make public due to its status as listed company.
iv. Investments or transactions of all kinds which are strategic in nature due to the large amount or special characteristics thereof, unless approval thereof falls upon the shareholders at the General Shareholders’ Meeting.
v. The creation or acquisition of interests in special-purpose entities or entities registered in countries or territories regarded as tax havens, as well as any other transactions or operations of a similar nature whose complexity might impair the transparency of the group.

c) Transactions made by the company with directors, with significant shareholders or shareholders with Board representation, or with other persons related thereto (“related-party transactions”).
However, Board authorization need not be required in connection with related-party transactions that simultaneously meet the following three conditions:
1. They are governed by standard-form agreements applied on an across-the-board basis to a large number of clients;
2. They are conducted at prices or rates generally set by the party acting as supplier of the goods or services in question;
3. The amount thereof is not more than 1% of the Company’s annual revenues.
It is recommended that related-party transactions only be approved by the Board upon the prior favorable report of the Audit Committee or such other committee handling the same function; and that the directors affected thereby should neither exercise nor delegate their votes, and should withdraw from the meeting room while the Board deliberates and votes on the transaction.
It is recommended that the powers granted herein to the Board are conferred without the power of delegation, except for those mentioned under b) and c)
above, which may, for urgent reasons, be adopted by the Executive Committee subject to subsequent ratification by the full Board.
See sections: C.1 and C.6
Complies

9. In order to operate effectively and in a participatory manner, the Board ideally is comprised of no fewer than five and no more than fifteen members.
See section: B.1.1

Complies

10. External directors, proprietary and independent, occupy an ample majority of the Board and the number of executive directors is the minimum necessary number, bearing in mind the complexity of the corporate group and the percentage interest held by the executive directors in the Company’s share capital.
See sections: A.2, A.3, B.1.3 and B.1.14
Complies

11. If there is an external director who cannot be deemed either proprietary or independent, the company explains such circumstance and the links such director maintains with the company or its managers or with its shareholders.
See section: B.1.3
Complies

12. Among external directors, the relation between the number of proprietary directors and independent directors reflects the proportion existing between the share capital of the company represented by proprietary directors and the rest of its capital.
This strict proportionality standard can be relaxed so that the weight of proprietary directors is greater than would correspond to the total percentage of the share capital that they represent:
1. In large cap companies where few or no equity stakes attain the legal threshold as significant, but there are shareholders holding interests with a high absolute value.
2. In companies with a plurality of shareholders represented on the Board but not otherwise related.
See sections: A.2, A.3 and B.1.3
Complies

13. The number of independent directors represents at least one-third of the total number of directors.
See section: B.1.3

Complies

14. The status of each director is explained by the Board at the General
Shareholders’ Meeting at which the shareholders are to make or ratify their appointment and that such status is confirmed or reviewed, as the case may be, annually in the Annual Corporate Governance Report, after verification by the
Nominating Committee. Said report also discloses the reasons for the appointment of proprietary directors at the proposal of shareholders controlling less than
5% of the share capital, as well as the reasons for not having accommodated formal petitions, if any, for presence on the Board from shareholders whose equity stake is equal to or greater than that of others at whose proposal proprietary directors have been appointed.
See sections: B.1.3 and B.1.4

Complies

15. When women directors are few or non-existent, the Board explains the reasons for this situation and the measures taken to correct it; and in particular, the
Nominating Committee takes steps to ensure that, when new vacancies are filled:

a) Selection procedures do not have an implied bias that hinders the selection of women directors;

b) The company deliberately looks for women with the target professional profile and includes them among the potential candidates.
See sections: B.1.2, B.1.27 and B.2.3
Complies

16. The Chairman, as the person responsible for the effective operation of the
Board, ensures that directors receive adequate information in advance of Board meetings; promotes debate and the active involvement of directors during Board meetings; safeguards their rights to freely take a position and express their opinion; and, working with the chairmen of the appropriate committees, organizes and coordinates regular evaluations of the Board and, where appropriate, the
Chief Executive Officer.
See section: B.1.42
Complies

17. When a company's chairman is also its chief executive, an independent director should be empowered to request a board meeting be called or new business included on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the chairman.

See section:  B.1.21

Explain
Article 5 of the Board Regulations establishes that the chairman of the board shall also be the Bank’s chief executive officer unless the Board resolves to separate the posts of chairman and chief executive officer on the grounds of the
Company’s best interests.
Under the company bylaws, the chairman shall, in all cases, shall be the highest-ranking representative of the Company.
However, under article 45 of the bylaws, the Company has an Executive committee with the following powers:
´To formulate and propose policy guidelines, the criteria to be followed in the preparation of programmes and to fix goals, to examine the proposals put to it in this regard, comparing and evaluating the actions and results of any direct or indirect activity carried out by the entity; determine the volume of investment in each individual activity; approval or rejection of operations, determining methods and conditions;  arrange inspections and internal or external audits of all areas of operation of the entity;  and in general to exercise the faculties delegated to it by the board of directors.´
Article 49 of the bylaws establishes that the Company has a chief operating officer who has broad-ranging powers delegated by the Board, with the powers inherent to this post to administer and represent the Company. The heads of all the Company's business areas and the Company's support areas report to him/her.
Finally, the Board has the support of various committees to help it best perform its duties. These include the Audit & Compliance committee, the Appointment &
Remuneration committee and the Risks committee, which help the Board on issues corresponding to business within the scope of their powers. Their composition and the rules governing their organisation and working are given in the corresponding sections.
The Board Regulations also establish the possibility if at least one quarter of the board members appointed at any time so wish, they may request a board meeting be held. The agenda shall include the matters determined by the chairman of the Board, either at his/her own initiative or at the suggestion of any director, deemed to be advisable for the Company’s best interests.

18. The Secretary of the Board takes particular care to ensure that the Board’s actions:
a) Adhere to the letter and the spirit of laws and their implementing regulations, including those approved by the regulatory authorities;
b) Comply with the company’s By-Laws and the Regulations for the General
Shareholders’ Meeting, the Regulations of the Board and other regulations of the company;
c) Are informed by those good governance recommendations included in this
Unified Code as the company has subscribed to.
And, in order to safeguard the independence, impartiality and professionalism of the Secretary, his appointment and removal are reported by the Nominating
Committee and approved by the full Board; and that such appointment and removal procedures are set forth in the Regulations of the Board.
See section: B.1.34
Complies

19. The Board meets with the frequency required to perform its duties efficiently, in accordance with the calendar and agendas set at the beginning of the fiscal year, and that each Director is entitled to propose items of the agenda that were not originally included therein.
See section: B.1.29
Complies

20. Directors’ absences are limited to unavoidable cases and quantified in the
Annual Corporate Governance Report. And when there is no choice but to grant a proxy, it is granted with instructions.
See sections: B.1.28 and B.1.30

Complies

21. When directors or the Secretary express concerns about a proposal or, in the case of the directors, regarding the running of the company, and such concerns have not been resolved at a Board meeting, such concerns are recorded in the minutes at the request of the person expressing them.

Complies

22. The full Board evaluates the following on a yearly basis:
a) The quality and efficiency of the Board’s operation;
b) On the basis of a report submitted to it by the Nominating Committee, how well the Chairman and chief executive of the company have carried out their duties;
c) The performance of its Committees, on the basis of the reports furnished by them.
See section: B.1.19
Complies

23. All directors are able to exercise the right to request any additional information they require on matters within the Board’s competence. Unless the
By-laws or the Regulations of the Board provide otherwise, such requests are addressed to the Chairman or the Secretary of the Board.
See sections: B.1.4 and B.1.42
Complies

24. All directors are entitled to call on the company for the advice they need to carry out their duties. The company provides suitable channels for the exercise of this right, which, in special circumstances, may include external advice at the company’s expense.
See section: B.1.41
Complies

25. Companies organize induction programs for new Directors to rapidly and adequately acquaint them with the Company and its corporate governance rules.
Directors are also offered refresher training programs when circumstances so advise.
Complies

26. Companies require that directors devote sufficient time and effort to perform their duties efficiently, and, as such:
a) Directors apprise the Nominating Committee of their other professional duties, in case they might detract from the necessary dedication;
b) Companies lay down rules about the number of boards on which their directors may sit.
See sections: B.1.8, B.1.9 and B.1.17
Complies

27. The proposal for the appointment or re-election of directors that the Board submits to the shareholders at the General Shareholders’ Meeting, as well as the interim appointment of directors to fill vacancies, are approved by the Board:
a) On the proposal of the Nominating Committee, in the case of independent directors;
b) Subject to a prior report from the Nominating Committee, in the case of other directors.
See section: B.1.2
Complies

28. Companies post the following director information on their websites, and keep such information updated:
a) Professional and biographical profile;
b) Other Boards of Directors of listed or unlisted companies on which they sit;
c) Indication of the director’s classification, specifying, for proprietary directors, the shareholder they represent or to whom they are related;
d) Date of their first and subsequent appointments as a company director; and
e) Shares held in the company and options thereon held by them.
Complies

29. Independent directors do not hold office as such for a continuous period of more than 12 years.
See section: B.1.2
Complies

30. Proprietary directors tender their resignation when the shareholder they represent sells its entire shareholding interest. The appropriate number of them do likewise when such shareholder reduces its interest to a level that requires the reduction of the number of its proprietary directors.
See sections: A.2, A.3 and B.1.2
Complies

31. The Board of Directors does not propose the removal of any independent director prior to the expiration of the term, set by the by-laws, for which he was appointed, except for good cause found by the Board upon a prior report of the Nominating Committee. In particular, good cause shall be deemed to exist whenever the director has failed to perform the duties inherent in his position or comes under any of the circumstances described in section III.5 (Definitions)
of this Code.

The removal of independent directors may also be proposed as a result of Tender
Offers, mergers or other similar corporate transactions that entail a change in the equity structure of the Company, when such changes in the structure of the
Board follow from the proportionality standard mentioned in Recommendation 12.
See sections: B.1.2, B.1.5 and B.1.26

Complies

32. Companies establish rules obliging directors to report and, if appropriate, to resign in those instances as a result of which the credit and reputation of the company might be damaged and, in particular, they require that such directors report to the Board any criminal charges brought against them, and the progress of any subsequent proceedings.

If a director is indicted or tried for any of the crimes described in Section
124 of the Companies Law, the Board examines the matter as soon as practicable and, in view of the particular circumstances thereof, decides whether or not it is appropriate for the director to continue to hold office. And the Board provides a substantiated account thereof in the Annual Corporate Governance
Report.
See sections: B.1.43, B.1.44
Complies

33. All directors clearly express their opposition when they feel that any proposed resolution submitted to the Board might be contrary to the best interests of the company. And in particular, independent directors and the other directors not affected by the potential conflict of interest do likewise in the case of decisions that could be detrimental to the shareholders lacking Board representation.

When the Board adopts material or reiterated resolutions about which a director has expressed serious reservations, such director draws the pertinent conclusions and, if he chooses to resign, sets out the reasons in the letter referred to in the next recommendation.

This recommendation also applies to the Secretary of the Board, even if he is not a director.

Complies

34. Directors who give up their place before their tenure expires, through resignation or otherwise, explain the reasons in a letter sent to all members of the Board. Without prejudice to such withdrawal being communicated as a significant event, the reason for the withdrawal is explained in the Annual
Corporate Governance Report.
See section: B.1.5

Complies

35. The compensation policy approved by the Board specifies at least the following points:
a) The amount of the fixed components, with a breakdown showing the fees, if any, for attending the meetings of the Board and its Committees and an estimate of the fixed annual fixed compensation they give rise to;
b) Variable compensation items, including, in particular:
i) The classes of directors to which they apply, as well as an explanation of the relative weight of variable to fixed compensation items;
ii) Performance evaluation criteria used to calculate entitlement to compensation in shares, share options or any other variable component;
iii) Main parameters and grounds for any system of annual bonuses or other non-cash benefits; and
iv) An estimate of the absolute amount of variable compensation arising from the proposed compensation plan, as a function of the degree of compliance with benchmark assumptions or targets.
c) The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar systems), with an estimate of the amount thereof or the equivalent annual cost;
d) Terms and conditions that must be included in the contracts of executive directors performing senior management duties, which will include:
i) Duration;
ii) Notice periods; and
iii) Any other provisions relating to hiring bonuses, as well as indemnity or
“golden parachute” provisions in the event of early or other termination of the contractual relationship between the company and the executive director.
See section: B.1.15
Complies

36. Compensation paid by means of delivery of shares in the company or companies that are members of the group, share options or instruments indexed to the price of the shares, and variable compensation linked to the company’s performance or pension schemes is confined to executive directors.
This recommendation shall not apply to the delivery of shares when such delivery is subjected to the condition that the directors hold the shares until they cease to hold office as directors.
See section: A.3 and B.1.3

Complies

37. The compensation of external directors is such as is necessary to compensate them for the dedication, qualifications and responsibility required by their position, but is not so high as to compromise their independence.
Complies

38. The compensation linked to company earnings takes into account any qualifications included in the external auditor’s report that reduce such earnings.

Complies

39. In the case of variable compensation, compensation policies include technical safeguards to ensure that such compensation reflects the professional performance of the beneficiaries thereof and not simply the general performance of the markets or of the industry in which the company does business or circumstances of this kind.

Complies

40. The Board submits a report on director compensation policy to the vote of the shareholders at a General Shareholders’ Meeting, as a separate item on the agenda and for advisory purposes. This report is made available to the shareholders separately or in any other manner that the Company deems appropriate.

Such report shall focus especially on the compensation policy the Board has approved for the current year, as well as on the policy, if any, established for future years. It will address all the points referred to in Recommendation 35, except those potentially entailing the disclosure of commercially sensitive information. It will emphasize the most significant changes in such policies with respect to the policy applied during the fiscal year prior to that to which the General Shareholders’ Meeting refers. It shall also include an outline of the manner in which the compensation policy was applied in such prior fiscal year.

The Board also reports on the role played by the Compensation Committee in the preparation of the compensation policy and, if external advice was provided, it states the name of the external advisors that have given such advice.
See section: B.1.16

Complies in part

The Company is planning to put to a consultative vote the approval of the report on the Board Remuneration Policy in the next AGM, to be held 11th March 2011. At its meeting, 3rd February 2010, pursuant to article 36 of the Board Regulations, the Board of Directors considered the report on the remuneration policy approved by the Appointments & Remuneration Committee, whose text was made available to shareholders when the call to meeting was published for the AGM held 12th March
2010.
The report contains an explanation of the general principles informing the remuneration policy for the BBVA directors, the remuneration system for the executive directors and its component, which include both fixed and variable remuneration, long term rewards, distribution of total annual remuneration, pension system, and other remuneration items; the main characteristics of the executive directors' contracts with  BBVA; the remuneration system for non-executive BBVA  directors, which includes fixed remuneration and the remuneration system with  deferred delivery of shares; the evolution of the total remuneration of the Board  and future policy, thereby offering maximum transparency in this matter.

The functions of the Remuneration Committee, which are covered in the Board of
Directors Regulations in article 36, are as follows:

1.- Propose, within the framework established in the Company bylaws, the remuneration and compensation system for the Board of Directors as a whole, in with respect to the system’s items, amounts and method of payment.

2.- Determine the extent and amount of the remuneration, entitlements and other economic rewards for the chairman, the chief operating officer and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The committee’s proposals on such matters shall be submitted to the Board of  Directors. Determine the extent and amount of the remuneration, entitlements and other economic rewards for the chairman, the chief operating officer and, where applicable, other executive directors of the
Bank, so that these can be reflected in their contracts. The committee’s proposals on such matters shall be submitted to the Board of  Directors.

3.- Issue a report on the directors' remuneration policy annually. This shall be submitted to the Board of Directors, which shall apprise the Company's Annual
General Meeting of this each year.

4.-  Propose the remuneration policy for senior management to the Board, and the core terms and conditions to be contained in their contracts.
5. It shall oversee observance of the remuneration policy that the Company establishes  and periodically review the remuneration policy applied to the executive directors and senior management.

6.- Any others that may have been allocated under these regulations  or attributed to the committee by a Board  of Directors resolution.

41. The Notes to the Financial Statements list the individual directors’
compensation during the fiscal year, including:

a) A breakdown of the compensation of each director, to include where appropriate:
i) Attendance fees or other fixed compensation received as a director;
ii) The additional compensation received as chairman or member of a Board committee;
iii) Any compensation received under profit-sharing or bonus schemes, and the reason for the accrual thereof;
iv) Contributions on the director’s behalf to defined-contribution pension plans; or any increase in the director’s vested rights, in the case of contributions to defined-benefit plans;
v) Any severance package agreed or paid;
vi) Any compensation received as a director of other companies in the group;
vii) Compensation for the performance of senior management duties by executive directors;
viii) Any item of compensation other than those listed above, of whatever nature and provenance within the group, especially when it is deemed to be a related-party transaction or when the omission thereof detracts from a true and fair view of the total compensation received by the director.
b) A breakdown of any delivery to directors of shares, share options or any other instrument indexed to the price of the shares, specifying:
i) Number of shares or options awarded during the year, and the terms and conditions for the exercise thereof;
ii) Number of options exercised during the year, specifying the number of shares involved and the exercise price;
iii) Number of options outstanding at the end of the year, specifying their price, date and other requirements for exercise;
iv) Any change during the year in the terms for the exercise of previously-awarded options.
Information on the relationship, in such past fiscal year, between the compensation received by executive directors and the profits or other measures of performance of the company.

Complies

42. When there is an Executive Committee (hereinafter, “Executive Committee”), the breakdown of its members by director category is similar to that of the
Board, and its secretary is the Secretary of the Board.
See sections: B.2.1 and B.2.6
Complies

43. The Board is always kept informed of the matters dealt with and the resolutions adopted by the Executive Committee, and all members of the Board receive a copy of the minutes of the meetings of the Executive Committee.
Complies

44. In addition to the Audit Committee mandatory under the Securities Market
Law, the Board of Directors forms a single Nominating and Compensation Committee as a separate committee of the Board, or a Nominating Committee and a
Compensation Committee.

The rules governing the make-up and operation of the Audit Committee and the
Nominating and Compensation Committee or committees are set forth in the
Regulations of the Board, and include the following:

a) The Board appoints the members of such Committees, taking into account the background knowledge, qualifications and experience of the Directors and the responsibilities of each Committee, discusses its proposals and reports, and receives a report, at the first meeting of the full Board following the meetings of such committees, on their activities and the work performed;
b) These Committees are formed exclusively of external directors and have a minimum of three members. The foregoing is without prejudice to the attendance of executive directors or senior managers, when expressly resolved by the members of the Committee;
c) Committee Chairmen are independent directors;
d) They may receive external advice, whenever they feel this is necessary for the discharge of their duties;
e) Minutes are prepared of their meetings, and a copy is sent to all Board members.
See sections: B.2.1 and B.2.3

Complies

45. Supervising compliance with internal codes of conduct and corporate governance rules is entrusted to the Audit Committee, the Nominating Committee or, if they exist separately, to the Compliance or Corporate Governance
Committee.

Complies

46. The members of the Audit Committee and, particularly, the Chairman thereof, are appointed taking into account their background knowledge and experience in accounting, auditing and risk management matters.
Complies

47. Listed companies have an internal audit function which, under the supervision of the Audit Committee, ensures the smooth operation of the information and internal control systems.

Complies

48. The head of internal audit presents an annual work plan to the Audit
Committee; reports to it directly on any issues arising in the execution of such plan; and submits an activities report to it at the end of each fiscal year.
Complies

49. The risk control and management policy specifies at least:
a) The different types of risk (operational, technological, financial, legal, reputational, etc.) the company is exposed to, including contingent liabilities and other off-balance sheet risks among financial or economic risks;
b) The determination of the risk level the company sees as acceptable;
c) Measures in place designed to mitigate the impact of the risks identified, should they materialize;
d) The internal reporting and control systems to be used to monitor and manage the above risks, including contingent liabilities and off-balance sheet risks.
See section: D

Complies

50. The Audit Committee’s role is:
1. With respect to the internal control and reporting systems:
a) To monitor the preparation and the integrity of the financial information relating to the company and, if appropriate, to the group, checking compliance with legal requirements, the appropriate demarcation of the scope of consolidation, and the correct application of accounting standards.
b) To periodically review internal control and risk management systems so main risks are properly identified, managed and disclosed.
c) To ensure the independence and efficacy of the internal audit function;
propose the selection, appointment, reappointment and removal of the head of the internal audit service; propose the department’s budget; receive regular reports on its activities; and verify that senior management takes into account the findings and recommendations of its reports.
d) To establish and supervise a mechanism whereby staff can report, confidentially and, if appropriate, anonymously, potentially significant irregularities within the company that they detect, in particular financial or accounting irregularities.

2. With respect to the external auditor:
a) To make recommendations to the Board for the selection, appointment, reappointment and replacement of the external auditor, and the terms of its engagement.
b) To receive regular information from the external auditor on the audit plan and the results of the implementation thereof, and check that senior management takes its recommendations into account.
c) To monitor the independence of the external auditor, to which end:
i) The company reports a change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements with the outgoing auditor and the reasons for the same;
ii) The Committee ensures that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, all other regulations established to safeguard the independence of the auditors;
iii) In the event of resignation of the external auditor, the Committee investigates the circumstances that may have given rise thereto.
d) In the case of groups, the Committee favors the auditor of the group assuming responsibility for the audits of the companies that form part thereof.
See sections: B.1.35, B.2.2, B.2.3 and D.3
Complies in part

The BBVA Audit & Compliance committee regulations establish broad-ranging powers with respect to the internal audit, which are detailed in section B.2.2 of this report. These include ensuring the independence and efficacy of the internal audit function and being aware of the appointment and severance of the head of the internal audit service.  However, its duties do not include proposing the selection of the service or its budget, as this is considered an integral part of the Bank’s overall organisation.

51. The Audit Committee may cause any company employee or manager to appear before it, and even order their appearance without the presence of any other manager.

Complies

52. The Audit Committee reports to the Board, prior to the adoption thereby of the corresponding decisions, on the following matters specified in
Recommendation 8:
a) The financial information that the Company must periodically make public due to its status as a listed company. The Committee should ensure that interim financial statements are prepared under the same accounting standards as the annual financial statements and, to this end, consider whether a limited review by the external auditor is appropriate.

b) The creation or acquisition of interests in special-purpose entities or entities registered in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c) Related-party transactions, unless such prior reporting duty has been assigned to another supervision and control committee.
See sections: B.2.2 and B.2.3

Complies

53. The Board of Directors seeks to present the financial statements to the shareholders at the General Shareholders’ Meeting without reservations or qualifications in the auditor’s report and, in the exceptional instances where they do exist, both the Chairman of the Audit Committee and the auditors give a clear account to the shareholders of the content and scope of such reservations or qualifications.
See section: B.1.38

Complies

54. The majority of the members of the Appointments Committee –or of the
Appointments and Remuneration Committee, if one and the same– are independent directors.
See section: B.2.1

Complies

55. The Nominating Committee has the following duties, in addition to those stated in the earlier Recommendations:
a) To assess the qualifications, background knowledge and experience necessary to sit on the Board, defining, accordingly, the duties and qualifications required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.
b) To examine or organize, in the manner it deems appropriate, the succession of the Chairman and the chief executive and, if appropriate, make proposals to the
Board for such succession to take place in an orderly and well-planned manner.
c) To report on senior manager appointments and removals that the chief executive proposes to the Board.
d) To report to the Board on the gender diversity issues discussed in
Recommendation 14 of this Code.
See section: B.2.3

Complies

56. The Nominating Committee consults with the Company’s Chairman and chief executive, especially on matters relating to executive directors.
And that any board member may request that the Nominating Committee consider possible candidates to fill vacancies for the position of director, if it finds them suitably qualified.
Complies

57. The Compensation Committee is responsible for the following duties, in addition to those set forth in the earlier recommendations:
a) To propose to the Board of Directors:
i) The compensation policy for directors and senior managers;
ii) The individual compensation of executive directors and other terms of their contracts;
iii) The basic terms and conditions of the contracts with senior managers.
See sections: B.1.14 and B.2.3

Complies

58. The Compensation Committee consults with the Chairman and chief executive of the Company, especially on matters relating to executive directors and senior managers.

Complies

G    OTHER INFORMATION OF INTEREST

If you believe that there is any relevant principle or aspect regarding the corporate governance practices applied by your company that has not been discussed in this report, please mention it and explain it below.

Further to section A1: The BBVA Board of Directors, 1st November 2010, resolved under the authority conferred by the General Meeting, 11th March 2009, to issue
BBVA share capital. This issue was finally made for a nominal amount of €
364,040,190.36, by the issue and placement of 742,939,164 new ordinary shares, each with a nominal value of €0.49, of the same class and series as those already outstanding, represented by book entries. The subscription price for the new shares was €6.75, of which €0.49 represented the nominal price and €6.26 the issue premium, such that the total cash amount by which the capital was increased was €5,014,839,357.

Further to section A.2: State Street Bank and Trust Co, Chase Nominees Ltd. And
the Bank of New York Mellon, SA. NV as international custodian/depositary banks, on 31st December 2010 held 7.22%, 5.95% and 3.65% of BBVA’s share capital, respectively. Regarding the positions maintained by the custodians, it is not known that there are any individual shareholders with direct or indirect holdings equal to or higher than 3% of BBVA share capital, except in the case of the company, Blackrock Inc. which, on 4th February 2010, notified the CNMV that, as a consequence of the acquisition on 1st December 2009 of the business of
Barclays Global lnvestors (BGI), it took over an indirect stake in the BBVA share capital of 4.45%, through the company, Blackrock lnvestment Management.

Further to section A.3: Pursuant to the instructions in CNMV Circular 412007, no direct holder of indirect holdings are identified from the members of the Board of Directors, as none reach the 3% threshold, or the 1% threshold applicable to residents in tax havens.

Further to the section on rights to shares held by Board members: the AGM, 12th
March 2010 approved a new Multi-Year Programme for Variable Remuneration in
shares for the years 2010 and 2011 for members of the BBVA management, including executive directors and members of the Management Committee. The programme allocates each beneficiary a number of units reflecting their level of responsibility, which at the end of the programme will trigger the delivery of ordinary BBVA shares as a function of the performance of BBVA’s TSR comparative to its benchmark group. The number of units allocated to executive directors under the AGM resolution, is 105,000 for the Chairman & CEO and 90,000 for the
President & COO.

In the Multi-Year Programme for Variable Remuneration in Shares for the years
2009 and 2010 adopted by the AGM, 13th March 2009, 215,000 units were allocated to the Chairman & CEO and 131,707 to the President & COO. The total number of units allocated at 31st December 2010 for the sum of both programmes was 320,000 units for the Chairman & CEO and 221,707 units for the President & COO. The former director and Company Secretary, José Maldonado Ramos, has 29,024 units allocated under the 2009/2010 Programme. Once the 2009/2010 Programme concluded, on 31st December 2010, pursuant to the conditions established at the outset,
BBVA’s TSR performance was measured against that of a peer group of 18 banks.
This led to the application of a multiplier of zero to the units allocated, such that the 2009/2010 Programme has been settled without delivering any shares to the beneficiaries.For more detail about the Programmes, please refer to the note to section B.1.11.

Francisco González holds 1,248,000 call options (included in the corresponding section, A.3) and 624,000 put options over shares, as recorded in the corresponding CDO forms filed with the CNMV, where the conditions of the options are described. Both the call and the put options, as a consequence of the capital increase mentioned in section AI, were subject to a technical adjustment in the number of options communicated in the corresponding declarations, with the sole object of maintaining the economic value of the option contracts. This was notified through the corresponding form for disclosure of transactions on financial instruments (Annex IV) dated 29th November 2010, filed with the CNMV.
Further to section A.5: see Note to section C (related-party transactions).

Further to section A.8: With reference to the earnings obtained on the proprietary trading portfolio, standard 21 in Circular 4/2004 and IAS 32 paragraph 33, expressly forbid recognition on the income statement of profits or losses from transactions carried out with the company’s own capital instruments, including their issue and redemption. Such profits or losses are directly charged to the company’s net equity. In the table of significant changes, in the section with the date of notification, the date on which the CNMV recorded the entry of Annexes VI of transactions with treasury stock is included. The capital loss on the treasury stock given in section A8 is expressed in thousand euros.

Further to section B.1.3: Francisco González was appointed BBVA director by the
General Meetings for the Merger of BBV and Argentaria, 18th December 1999 and
was re-elected in 2005, pursuant to the transition provision in the company bylaws approved by the General Meetings for the Merger. Angel Cano, under the board resolution pursuant to article 2 of the Board Regulations, from the session held 29th September 2009, with a favourable report from the Appointments
& Remuneration Committee, was co-opted as a member of the Board and as President
& COO. Both Francisco González and Ángel Cano were later re-elected at the
General Meeting, 12th March 2010, having been given a favourable report from the
Appointments & Remuneration Committee. José Maldonado was appointed as a BBVA director by the General Meetings for the Merger of BBV and Argentaria, 18th
December 1999, and was re-elected by the General Meeting, 13th March 2009, with a favourable report from the Appointments & Remuneration Committee, as established in section B.1.19.

Further to section B.1.7: Ángel Cano is deputy director standing in for
Francisco González in the Mexican companies, Grupo Financiero BBVA Bancomer, SA.
de CV and BBVA Bancomer, SA.

Further to section B.1.11: the sum of €531 thousand included in the section on credits granted corresponds to the amount drawn down against the credit facilities granted 31st December 2010 by the Bank as a financial institution within the ordinary course of its business and at arms’ length condition to the members of the Board of Directors.

Further to B.1.11 and B.1.14: below is an itemised list of the remuneration of
BBVA directors during 2010, including the Bank’s pension obligations:

REMUNERATION OF THE BOARD OF DIRECTORS AND THE MEMBERS OF THE BANK MANAGEMENT
COMMITTEE

Remuneration and other benefits of the members of the Board of Directors and members of the Management Committee.

• Remuneration of non-executive directors
The remuneration paid to individual non-executive members of the Board of
Directors in 2010 is indicated below, broken down by type of remuneration:

(1) José Antonio Fernández Rivero, apart from the amounts listed in the previous table, also received a total of €652 thousand during 2010 in early retirement payments as a former member of the BBVA management.
(2) José Maldonado Ramos, who stood down as BBVA executive on 22nd December
2009, apart from the amounts shown in the previous table, also received a total of €805 thousand during 2010 as variable remuneration accrued during 2009 for his former position as Company Secretary.
(3) Roman Knörr Borrás, who stood down as director on 23rd March 2010, received a total of €74 thousand in 2010 as remuneration for belonging to the Board of
Directors and the Executive Committee until that date.
(4) Under a Board of Directors resolution, 25th May 2010, two new board committees were set up, the Appointments Committee and the Remuneration
Committee, to replace the former Appointments & Remuneration Committee.
(5) Remuneration payable as of 1st June 2010.

• Remuneration of executive directors
The remuneration paid to individual executive directors in 2010 is indicated
below, broken down by type of remuneration:

In addition, the executive directors received payment-in-kind during 2010 totaling €32 thousand, of which €10 thousand relates to Chairman and CEO, €22 thousand relates to President and COO.

The Executive Directors accrued variable remuneration for 2010, to be paid in
2011, amounting to €3,011 thousand in the case of the Chairman and CEO and
€1,889 thousand  in the case of the President and COO.

These amounts are recognized under the item “Other liabilities – Accruals” on the liability side in the accompanying consolidated balance sheet as of December
31, 2010.

• Remuneration of the members of the Management Committee (*)
The remuneration paid in 2010 to the members of BBVA’s Management Committee amounted to €7,376 thousand in fixed remuneration and €15,174 thousand in variable remuneration accrued in 2009 and paid in 2010.
In addition, the members of the Management Committee received remuneration in kind and other items totaling €807 thousand in 2010.
(*) This section includes information on the members of the Management Committee as of December 31, 2010, excluding the executive directors.
• VARIABLE MULTI-YEAR STOCK REMUNERATION PROGRAM FOR EXECUTIVE DIRECTORS AND
MEMBERS OF THE MANAGEMENT COMMITTEE
SETTLEMENT OF THE MULTI-YEAR VARIABLE SHARE-BASED REMUNERATION PLAN FOR
2009-2010
The AGM of the Bank held on March 13, 2009 approved a Multi-Year Variable
Share-Based Remuneration Plan for shares for 2009/2010 (hereinafter, the
2009/2010 Program) for the members of the BBVA's executive team, and whose result is obtained by multiplying the initial number of assigned "units" by a coefficient on a scale of between 0 and 2, which is linked to the movement of the Total Shareholders Return (TSR) indicator of the Bank during 2009/2010 compared with the change of this same indicator in a group of international banks of reference.
The number of “units” allocated to executive directors under this program, in accordance with the resolution of the AGM, was 215,000 for the Chairman and CEO, and 131,707 for the President and COO, and 817,464 for the members of the
Management Committee who held this position as of December 31, 2010, excluding executive directors.
Once the 2009/2010 Program period was completed, on December 31, 2010, the TSR for BBVA and the 18 reference banks was then determined; given the final positioning of BBVA, it resulted in the application of a multiplier ratio of 0 to the assigned units, the Program was settled without the allocation of shares to the beneficiaries.
MULTI-YEAR VARIABLE SHARE-BASED REMUNERATION PLAN FOR 2010-2011
The Annual General Meeting of the Bank on March 12, 2010, approved a new multi-year variable share-based remuneration scheme for 2010-2011 (hereinafter
“the 2010-2011 program”) aimed at members of the BBVA executive team. It is to end on December 31, 2011 and will be settled on April 15, 2012, although the
Regulation that governs it includes provisions for early settlement.
The precise number of shares to be given to each beneficiary of the Program
2010/2011 will also be determined by multiplying the number of units allocated by a coefficient of between 0 and 2. This coefficient reflects the relative performance of BBVA’s total stockholder return (TSR) during the period 2010-2011 compared with the TSR of a group of the Bank’s international peers.
These shares will be given to the beneficiaries after the settlement of the program. They will be able to use these shares as follows: (i) 40 percent of the shares received will be freely transferable by the beneficiaries at the moment they are received; (ii) 30 percent of the shares received will be transferable one year after the settlement date of the program; and (iii) the remaining 30 percent will be transferable starting two years after the settlement date of the program.
The number of units assigned for the executive directors under the AGM resolution is 105,000 for the Chairman and CEO and 90,000 for the President and
COO.
The total number of units assigned under this Program to the Management
Committee members who held this position on December 31, 2010, excluding executive directors, was 385.000.
• SCHEME FOR REMUNERATION OF NON-EXECUTIVE DIRECTORS WITH DEFERRED DISTRIBUTION
OF SHARES
The Bank’s AGM on March 18, 2006 resolved under agenda item eight to establish a remuneration scheme using deferred distribution of shares to the Bank’s non-executive directors, to replace the earlier post-employment scheme in place for these directors.
The plan is based on the annual assignment to non-executive directors of a number of "theoretical shares" equivalent to 20% of the total remuneration received by each of them in the previous year, The share price used in the calculation is the average closing price of the BBVA shares in the seventy stock market sessions before the dates of the ordinary AGMs that approve the annual accounts for each year. The shares will be given to each beneficiary on the date he or she leaves the position of director for any reason except serious breach of duties.
The number of “theoretical shares” allocated to non-executive director beneficiaries under the deferred share distribution scheme approved by the AGM for 2010, corresponding to 20% of the total remuneration paid to each in 2009, is set out below:

Scheme for Remuneration of Nom-Executive Directors    Theorical    Accumulated
with Deferred Distribution of Shares            shares assigned Theorical shares
                                                   in 2010
Tomás Alfaro Drake                                   3,521           13,228
Juan Carlos Alvarez Mezquiriz                        5,952           39,463
Rafael Bermejo Blanco                                7,286           23,275
Ramón Bustamante y de la Mora                        5,401           38,049
José Antonio Fernández Rivero                        6,026           30,141
Ignacio Ferrero Jordi                                5,952           40,035
Carlos Loring Martínez de Irujo                      5,405           25,823
Enrique Medina Fernández                             7,079           51,787
Susana Rodríguez Vidarte                             4,274           24,724
Total (*)                                           50,896          286,525

(*) Additionally, where also assigned to Don Roman Knorr Borras, who resigned as director as of March 23, 2010, 5,198 theoretical shares equivalent to 20% of the remuneration received by him in 2009.

• PENSION COMMITMENTS
The provisions registered as of December 31, 2010 for pension commitments to the
President and COO are €14,551 thousand, of which €941 thousand were charged against 2010 earnings. As of this date, there are no other pension obligations to executive directors.
In addition, insurance premiums amounting to €95 thousand were paid on behalf of the non-executive members on the Board of Directors.
The provisions registered as of December 31, 2010 for pension commitments for the Management Committee members, excluding executive directors, amounted to
€51,986 thousand. Of these, €6,756 thousand were charged against 2010 earnings.
• TERMINATION OF THE CONTRACTUAL RELATIONSHIP.
There were no commitments as of December 31, 2010 for the payment of compensation to executive directors.
In the case of the COO, the provisions of his contract stipulate that in the event that he loses this position for any reason other than of his own will, retirement, invalidity or serious dereliction of duty, he will take early retirement with a pension that may be received as a life annuity or a capital sum equal to 75% of his pensionable salary if this should occur before he reaches 55 years of age, or 85% after this age.
Further to section B.1.13, at the date of this report, there are no commitments to pay compensation to executive directors. With regard to the senior management, the explanatory report on the Management Report required by article
116 b of the Stock Exchange Act provides information about the agreements between the Company and the members of the senior management who are entitled to compensation when they resign or if they are unfairly dismissed.
Further to section B.1.26, article 1 of the regulations establishes that external directors shall cease to be independent directors if they maintain said condition for an uninterrupted period of over 12 years.
Further to the information provided in section B.1.29 and section B.2.3, the
Risk Committee held 48 meetings in 2010. Two new Committees were created by agreement of the Board meeting held on 25th of May 2010, to replace the
Appointments & Remunerations Committee.
Further to section B.1.31: as BBVA is listed on the New York Stock Exchange, it is subject to the supervision of the Securities and Exchange Commission and therefore, pursuant to the Sarbanes Oxley Act and its regulations, the Chairman
& CEO, the President & COO and the executive responsible for drawing up the accounts sign and present the annual certifications referred to in Sections 302 and 906 of this Act, concerning the content of the Annual Financial Statements.
Said certificates are attached to the annual 20F protocols that the Company files with this authority.
Further to section B.1.40 and section C.5, and pursuant to article 229.2 of the
Capital Companies Act, at 31 December 2010, persons related to members of the
BBVA Board of Directors were the holders of 6,594 Banco Santander SA shares and of 414 Banco Español de Credito SA (Banesto) shares.
With regard to the duties of the Audit & Compliance Committee established in section B.2.2: the duties of the Audit Committee allocated by their Regulations include ensuring that Internal Audit has adequate skills and resources to carry out their duties in the Group, regarding personnel, material resources, systems, procedures and manuals and that they should be aware of any obstacles to carrying out their duty that may have arisen. Said committee shall also analyse and approve the Annual Internal Audit Plan and any other occasional or specific plans that may be required due to regulatory changes or due to the need to organise the Group business. They shall also be aware of the degree to which the audited units are complying with the corrective measures recommended by Internal
Audit during previous interventions, and they shall inform the Board of any such cases that may represent an important risk for the Group. The Committee shall be informed of any irregularities, anomalies or breaches provided that these are important, that Internal Audit may have detected in the course of their work.
“Important” is understood to be those that could cause significant material impact or damage to the equity, income or reputation of the Group, which
Internal Audit is responsible for calibrating. In the event of any doubt,
Internal Audit must report it. On the other hand, they shall be aware of and issue an opinion on the appointment or substitution of the Director of Internal
Audit, although they do not approve his/her appointment nor do they propose the budget for this department.
Further to section B.2.6, pursuant to article 26 of the Regulations, in accordance with the Corporate Bylaws, the Board may appoint an Executive
Committee, with the votes in favour of two thirds of its members and its entry in the Companies Registry, making every attempt to ensure that external directors hold a majority over executive directors in its composition and that the independent directors represent at least one third of all its members.
Further to section C (Related-party transactions): see Note 55 of the BBVA consolidated Annual Financial Statements for 2010.
Further to section D.2, detailed information on the BBVA Group’s exposure to risk is included in the BBVA Management Report, including the most relevant figures.
Further to section E.9: the holders of a smaller number of shares than the number established in the Company Bylaws to entitle the holder to attend, if they do wish to attend, they should apply to Shareholder Office the web site or any BBVA branch office for an invitation, which will be provided within the considerations of the limited space available in the premises in which the
Meetings can be held and the large number of Company shareholders.
Concerning Recommendation number 42 of Section F: The BBVA Board Regulations, article 2, establish that the Board of Directors will present their proposals for appointments or the re-election of directors to the Company General Meeting, making every effort to ensure that the external directors represent an ample majority over the executive directors on the Board and that the number of independent directors represent at least one third of the total number of directors. The Regulations also establish, in article 26, that the Board may appoint an Executive Committee, making every effort to ensure that the external directors have a majority over the executive directors and that the number of independent directors represents at least one third of the total number of its members. The composition of the BBVA Board of Directors and the Executive
Committee reflect the stipulations of the Regulations as they are made up of an ample majority of independent directors, with only two executive directors forming part of both corporate bodies.
With regard to Recommendation number 45 of Section F: Pursuant to article 30 of the Board Regulations, it is the responsibility of the Audit Committee to supervise the In-House Code of Conduct on the Stock Exchange. On the other hand, article 27 of the Board Regulations attributes the responsibility for evaluating the Bank’s System of Corporate Governance to the Executive Committee. This will be analysed in accordance with the performance of the Company, the results gained in the implementation of any regulations that may be established and any recommendations that are made concerning market best practices adapted to the corporate context.
In general, for the purposes of this report, it should be pointed out that certain modifications are set to be made to the BBVA in-house regulations after the close of 2010, as a consequence of the recent legislative modifications made in company law, which, once approved by the corresponding corporate bodies, will be published on the Company web site.

In this section, you may include any other information, clarification or comment relating to the prior sections of this report.

Specifically, indicate whether the company is subject to laws other than Spanish laws regarding corporate governance and, if applicable, include such information as the company is required to provide that is different from the information required in this report.

Binding definition of independent director:

Indicate whether any of the independent directors has or has had any relationship with the Company, its significant shareholders or its managers which, had it been sufficiently significant or important, would have resulted in the director not qualifying for consideration as independent pursuant to the definition set forth in sub-section 5 of the Unified Good Governance Code:

NO

Date and signature: 01/02/2011

This annual corporate governance report was approved by the Board of Directors of the Company at its meeting of

Indicate whether any Directors voted against or abstained in connection with the approval of this Report.
NO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 02/10/2011	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative